FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                            For the month of May 2004

                       (Commission File Number: 000-24876)

                                TELUS Corporation
                 (Translation of registrant's name into English)

                            21st Floor, 3777 Kingsway
                        Burnaby, British Columbia V5H 3Z7
                                     Canada
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F         _____         Form 40-F         __X__

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                  Yes               _____         No                __X__

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

         This Form 6-K consists of the following:

                 TELUS CORPORATION AND TELUS COMMUNICATIONS INC.

                                  as Borrowers

                                     - and -

                            THE TORONTO-DOMINION BANK

                             as Administration Agent

                                     - and -

                  THOSE INSTITUTIONS WHOSE NAMES ARE SET FORTH
                     ON THE EXECUTION PAGES HEREOF UNDER THE
                                HEADING "LENDERS"

                                   as Lenders

________________________________________________________________________________

                              2004 CREDIT AGREEMENT

________________________________________________________________________________


                      TD SECURITIES AND RBC CAPITAL MARKETS

                                Co-Lead Arrangers


                                  TD SECURITIES

                                   Bookrunner


                              ROYAL BANK OF CANADA

                                Syndication Agent


                  BANK OF MONTREAL, THE BANK OF NOVA SCOTIA AND
                       CANADIAN IMPERIAL BANK OF COMMERCE
                             Co-Documentation Agents


________________________________________________________________________________



                         Dated for reference May 7, 2004

                                             TABLE OF CONTENTS


                                                                                                               PAGE
                                                                                                               ----

ARTICLE 1             INTERPRETATION.............................................................................1

         1.1      Defined Terms..................................................................................1

         1.2      Computation of Time Periods...................................................................31

         1.3      Accounting Terms..............................................................................31

         1.4      Incorporation of Schedules....................................................................32

         1.5      Gender; Singular, Plural, etc.................................................................32

         1.6      Use of Certain Words..........................................................................32

         1.7      Successors, etc...............................................................................32

         1.8      Interpretation not Affected by Headings, etc..................................................32

         1.9      General Provisions as to Certificates and Opinions, etc.......................................32

         1.10     Existing Facilities...........................................................................33

ARTICLE 2             THE CREDIT FACILITIES.....................................................................33

         2.1      Credit Facilities.............................................................................33

         2.2      Amortization..................................................................................36

         2.3      Replacement of Borrower.......................................................................38

         2.4      Voluntary Reductions and Prepayments..........................................................39

         2.5      Payments......................................................................................40

         2.6      Computations..................................................................................41

         2.7      Fees..........................................................................................42

         2.8      Interest on Overdue Amounts...................................................................42

         2.9      Account Debit Authorization...................................................................43

         2.10     Administration Agent's Discretion on Allocation...............................................43

         2.11     Where Borrower Fails to Pay...................................................................43

         2.12     Rollover and Conversion.......................................................................44

ARTICLE 3             ADVANCES..................................................................................45

         3.1      Advances......................................................................................45

         3.2      Making the Advances (except Swingline Advances)...............................................45

         3.3      Interest on Advances..........................................................................47

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ARTICLE 4             BANKERS' ACCEPTANCES......................................................................48

         4.1      Acceptances...................................................................................48

         4.2      Drawdown Request..............................................................................49

         4.3      Form of Bankers' Acceptances..................................................................49

         4.4      Completion of Bankers' Acceptance.............................................................49

         4.5      BA Proceeds...................................................................................50

         4.6      Stamping Fee..................................................................................50

         4.7      Payment at Maturity...........................................................................50

         4.8      Power of Attorney Respecting Bankers' Acceptances.............................................50

         4.9      Prepayments...................................................................................51

         4.10     Default.......................................................................................51

         4.11     Non-Acceptance Lenders........................................................................51

ARTICLE 5             LETTERS OF CREDIT.........................................................................52

         5.1      Letters of Credit Commitment..................................................................52

         5.2      Notice of Issuance............................................................................53

         5.3      Form of Letter of Credit......................................................................53

         5.4      Procedure for Issuance of Letters of Credit...................................................53

         5.5      Payment of Amounts Drawn Under Letters of Credit..............................................54

         5.6      Fees..........................................................................................54

         5.7      Obligations Absolute..........................................................................55

         5.8      Indemnification; Nature of Lenders' Duties....................................................56

         5.9      Default, Maturity, etc........................................................................57

ARTICLE 6             CLOSING CONDITIONS........................................................................59

         6.1      Closing Conditions to Initial Availability....................................................59

         6.2      General Conditions for Accommodations.........................................................60

         6.3      Conversions and Rollovers.....................................................................61

         6.4      Deemed Representation.........................................................................61

         6.5      Conditions Solely for the Benefit of the Lenders..............................................61

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

         6.6      No Waiver.....................................................................................61

         6.7      Final Date for Initial Accommodation..........................................................61

ARTICLE 7             REPRESENTATIONS AND WARRANTIES............................................................62

         7.1      Existence.....................................................................................62

         7.2      Corporate Authority...........................................................................62

         7.3      Authorization, Governmental Approvals, etc....................................................62

         7.4      Enforceability................................................................................62

         7.5      No Breach.....................................................................................63

         7.6      Subsidiaries..................................................................................63

         7.7      Compliance....................................................................................63

         7.8      Financial Statements..........................................................................64

         7.9      Material Adverse Effect.......................................................................64

         7.10     Pari Passu....................................................................................64

ARTICLE 8             COVENANTS.................................................................................64

         8.1      Affirmative Covenants.........................................................................64

         8.2      Negative Covenants............................................................................67

         8.3      Administration Agent May Perform Covenants....................................................69

ARTICLE 9             CHANGES IN CIRCUMSTANCES..................................................................69

         9.1      Illegality....................................................................................69

         9.2      Circumstances Requiring Different Pricing.....................................................70

         9.3      Increased Costs...............................................................................70

         9.4      Indemnification...............................................................................72

         9.5      Taxes, Costs, Etc.............................................................................72

ARTICLE 10            EVENTS OF DEFAULT.........................................................................74

         10.1     Events of Default.............................................................................74

         10.2     Effect........................................................................................76

         10.3     Right of Set-Off..............................................................................77

         10.4     Currency Conversion After Acceleration........................................................77
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ARTICLE 11            THE AGENTS AND THE LENDERS................................................................77
         11.1     Authorization and Action......................................................................77

         11.2     Duties and Obligations........................................................................78

         11.3     Agents and Affiliates.........................................................................79

         11.4     Lender Credit Decision........................................................................80

         11.5     Indemnifications..............................................................................80

         11.6     Successor Administration Agent................................................................81

         11.7     Sub-Agent or Co-Agent.........................................................................81

         11.8     Cash Collateral...............................................................................82

ARTICLE 12            MISCELLANEOUS.............................................................................82

         12.1     Sharing of Payments; Records..................................................................82

         12.2     Amendments, etc...............................................................................86

         12.3     Notices, etc..................................................................................87

         12.4     Expenses......................................................................................89

         12.5     Judgment Currency.............................................................................90

         12.6     Governing Law.................................................................................91

         12.7     Successors and Assigns........................................................................92

         12.8     Conflict......................................................................................94

         12.9     Confidentiality...............................................................................95

         12.10    Severability..................................................................................95

         12.11    Prior Understandings..........................................................................95

         12.12    Time of Essence...............................................................................95

         12.13    Counterparts..................................................................................96


                                    SCHEDULES

                             (INTENTIONALLY OMITTED)

1        Lenders and Commitments

2        Accommodation Request

3        Repayment/Cancellation Notice

4        Subsidiaries

5        Assignment

6        Compliance Certificate

7        Required Notice

8        Form of Opinion

9        Existing Letters of Credit

THIS AGREEMENT is dated for reference May 7, 2004.

AMONG:

                  TELUS CORPORATION AND TELUS COMMUNICATIONS INC.

                  as Borrowers

                                                               OF THE FIRST PART

AND:

                  THE TORONTO-DOMINION BANK

                  as Administration Agent

                                                              OF THE SECOND PART

AND:

                  THOSE INSTITUTIONS WHOSE NAMES ARE SET
                  FORTH ON THE EXECUTION PAGES HEREOF UNDER
                  THE HEADING "LENDERS"

                  as Lenders

                                                               OF THE THIRD PART

WHEREAS TELUS has requested that the Lenders make available to it two credit facilities, and the Lenders have agreed to do so on the terms and conditions set forth herein;

NOW THEREFORE, in consideration of the mutual covenants and agreements herein set forth and other good and valuable consideration, the receipt and sufficiency whereof are hereby acknowledged, the parties agree as follows:

                                    ARTICLE 1
                                 INTERPRETATION

1.1 DEFINED TERMS. As used in this agreement, including the recital and the schedules, unless there is something in the subject matter or the context inconsistent therewith, the following terms shall have the following meanings:

         (1)      "ACCOMMODATION" means:

                  (a) an Advance by a Lender made on the occasion of a Borrowing pursuant to an Accommodation Request (whether given or deemed to be given) or otherwise made or deemed to have been made pursuant hereto;

                  (b) the creation of Bankers' Acceptances on the occasion of a Drawing (or the making of a BA Equivalent Loan) pursuant to an Accommodation Request; and

                  (c) the issue of a Letter of Credit by the Fronting Lender on behalf of the 4-Year Lenders on the occasion of an Issuance pursuant to an Accommodation Request;

                  and includes an Advance and a Bankers' Acceptance resulting from a Rollover or Conversion (whether requested or deemed to have been requested hereunder) or otherwise effected pursuant hereto. Each type of Borrowing and each type of Letter of Credit is a "type" of Accommodation, as are Bankers' Acceptances.

         (2) "ACCOMMODATION REQUEST" means a notice of request for a Borrowing, a Drawing and/or an Issuance substantially in the form of schedule 2 annexed hereto, or such other form as the Administration Agent may from time to time specify.

         (3) "ADMINISTRATION AGENT" means TD Bank and any successor administration agent appointed in accordance with Article 11.

         (4) "ADVANCE" means an advance of monies (other than and excluding Discount Proceeds) made or deemed to have been made by a Lender under a Credit Facility and includes an Advance resulting from a Conversion or Rollover (whether requested or deemed to have been requested hereunder) or otherwise effected pursuant hereto, including a Swingline Advance. An Advance may be denominated in US Dollars (a "US DOLLAR ADVANCE") or Cdn. Dollars (a "CANADIAN DOLLAR Advance"). A Canadian Dollar Advance shall be designated a "PRIME RATE ADVANCE" and a US Dollar Advance shall be designated from time to time, as requested or deemed to have been requested by the relevant Borrower, a "LIBOR ADVANCE" or a "BASE RATE ADVANCE". Each of a Prime Rate Advance, a LIBOR Advance and a Base Rate Advance is a "type" of Advance.

         (5) "AFFILIATE" means, with respect to any person (the "FIRST PERSON"), any other person which controls (or is a member of a group which controls), or is under common control with, or is controlled by, the first person.

                  Notwithstanding the foregoing, neither the Administration Agent nor any Lender shall be deemed to be an affiliate of a Borrower or any affiliate thereof solely by reason of its agency function or lending relationship.

(6)               "AGENCY" means each of DBRS and S&P.

(7) "APPLICABLE MARGIN" means, with respect to a particular Borrower and in respect of the following types of Accommodation or the unadvanced portion of a Commitment, the following corresponding margins and fees expressed as basis points per annum:


                   Level      Where the          Bankers'           Prime Rate      Commitment Fees:   Commitment
                   -----     Ratings for    Acceptances, LIBOR     Advances and     4-Year Facility   Fees: 364-Day
                            such Borrower      Advances and         Base Rate       ---------------      Facility
                                are:          Issuance fees:       Advances:                             --------
                                ----          --------------       ---------

                     I       A- and A low          65.0                 Nil              16.25             12.5
                              or higher

                     II      BBB+ and BBB          75.0                 Nil               17.5             15.0
                                 high

                    III      BBB and BBB           100.0                Nil               22.5             20.0

                     IV      BBB- and BBB          125.0               25.0               30.0             25.0
                                 low

                     V        below BBB-           175.0               75.0               43.75            35.0
                             and BBB low



                  For the purposes of determining the Applicable Margin, the following shall apply:

                  (a) Level V shall apply to a Borrower in the absence of at least one Rating for such Borrower.

                  (b) If the Ratings in respect of a Borrower provided by the two Agencies are at two different Levels, the Applicable Margin for such Borrower shall be calculated at the Level corresponding to the lower of the Ratings; provided that, if there are one or more Levels between such Ratings, the Applicable Margin shall be calculated at the Level that is immediately above the Level corresponding to the lower of the Ratings.

                  (c) The Applicable Margin shall be determined from time to time by the Administration Agent based solely upon deliveries made pursuant to section 6.1(10) or 8.1(9)(b), whose determination shall be conclusive and binding for all purposes hereof, absent demonstrated error. The Administration Agent shall provide notice to the Borrowers and the Lenders of any change in the Applicable Margin as so determined by it.

                  (d) A change in Applicable Margin with respect to a Borrower necessitated by a change in or absence of a Rating for such Borrower shall have effect as regards Base Rate Advances, Prime Rate Advances or LIBOR Advances then outstanding in favour of such Borrower on the effective day of such change or the first day of such absence (each, a "CHANGE EFFECTIVE DAY"), shall have effect as regards fees to be paid by such Borrower as referred to in sections 2.7(a) and 5.6(1) and (2) on the change effective day, shall have effect as regards fresh Accommodations obtained by such Borrower on or after the change effective day and shall not affect the stamping fees for outstanding Bankers' Acceptances in favour of such Borrower.

         (8) "ATTRIBUTABLE DEBT" means, in respect of a Sale and Lease-Back Transaction, at the time of determination, the Capital Lease Obligations under the Capital Lease resulting from such Sale and Lease-Back Transaction as reflected on the consolidated balance sheet of the lessee. Attributable Debt may be reduced by the present value of the rental obligations, calculated on the same basis, that any sublessee has for all or part of the same property.

         (9) "BA EQUIVALENT LOAN" means, in relation to a Drawing, a loan in Canadian Dollars made to a Borrower by a Non-Acceptance Lender as part of the Drawing in accordance with the provisions of section 4.11.

         (10) "BANKERS' ACCEPTANCE" means a depository bill as defined by the Depository Bills and Notes Act (Canada) or a blank non-interest bearing bill of exchange as defined by the Bills of Exchange Act (Canada), in either case drawn by a Borrower, denominated in Canadian Dollars and accepted by a Lender as a bankers' acceptance, as evidenced by such Lender's endorsement thereof at the request of such Borrower pursuant to an Accommodation Request and includes a Bankers' Acceptance resulting from a Conversion or Rollover.

         (11)     "BASE RATE" means, at any time, the greater of:

                  (a) the rate of interest per annum established and reported by TD Bank from time to time as the reference rate of interest it charges to customers for US Dollar loans made by it in Canada; and

                  (b) the sum of (i) the Federal Funds Effective Rate multiplied by 365 (or 366 in the case of a leap year) and divided by 360, plus (ii) 100 basis points per annum;

                  as to which a certificate of the Administration Agent, absent manifest error, shall be conclusive evidence from time to time. With each quoted or published change in such rate aforesaid of TD Bank there shall be a corresponding change in the rate of interest payable under this agreement, should such changed rate exceed that set forth in paragraph (b) of this definition, all without the necessity of any notice thereof to the Borrowers or any other person.

         (12) "BASIS POINT" and "B.P." each mean one one-hundredth (1/100) of one per cent, or .01%.

         (13) "BENEFICIARY" means, in respect of any Letter of Credit, the beneficiary specified therein.

         (14) "BORROWER" and "BORROWERS" mean, as the context requires, either or both of TELUS and TCI.

         (15) "BORROWING" means a borrowing consisting of one or more Advances. Prime Rate Advances, LIBOR Advances and Base Rate Advances are each a "type" of Borrowing.

         (16)     "BUSINESS DAY" means:

                  (a) in respect of LIBOR Advances and payments in connection therewith, a day (other than Saturday or Sunday) which is a day for trading by and between banks in US Dollar deposits in the London Eurodollar interbank market and which is also a day on which banks are open for business in New York City, Vancouver and Toronto;

                  (b) in respect of Base Rate Advances, a day (other than Saturday or Sunday) on which banks are open for business in New York City, Vancouver and Toronto; and

                  (c) for all other purposes of this agreement, a day (other than Saturday or Sunday) on which banks are open for business in Vancouver and Toronto.

         (17) "C$ EQUIVALENT DEBT" means, on any date in respect of any Debt denominated in US Dollars, the equivalent amount of such Debt expressed in Cdn. Dollars determined on the basis of the rate of exchange used for purposes of TELUS' consolidated balance sheet as at the end of the Financial Quarter ended on or most recently ended prior to such date; provided that, if TELUS or any subsidiary has entered into a Hedge Instrument which protects TELUS or such subsidiary against increases in the value of US Dollars as against Cdn. Dollars in respect of such Debt, the Cdn. Dollar equivalent of such Debt shall be reduced by any related deferred hedging asset or increased by any related deferred hedging liability determined in accordance with GAAP and shown on TELUS' consolidated balance sheet as at the end of such Financial Quarter.

         (18) "C$ EQUIVALENT PRINCIPAL OUTSTANDING" means, at any time, the amount equal to:

                  (a) when used in a context pertaining to Accommodations made by a single Lender under either or both of the Credit Facilities, the Principal Outstanding in favour of such Lender under such Credit Facilities; and

                  (b) when used elsewhere in this agreement with reference to either or both of the Credit Facilities, the Principal Outstanding in favour of the Lenders under such Credit Facilities;

                  in each case calculated and expressed in Cdn. Dollars, with each US Dollar obligation converted for purposes of such calculation into the Equivalent Amount in Cdn. Dollars.

         (19) "CANADIAN DOLLARS", "CDN. DOLLARS", "CDN. $", "C$" and "$" each mean lawful money of Canada.

         (20) "CAPITAL LEASE" means a lease of (or other agreement conveying the right to use) real and/or personal property, which lease is required to be classified and accounted for as a capital lease on a balance sheet of the lessee under GAAP (including the Canadian Institute of Chartered Accountants Handbook
                  Section 3065).

         (21) "CAPITAL LEASE OBLIGATIONS" means, as to any person, the obligations of such person to pay rent or other amounts under a Capital Lease and, for purposes of this agreement, the amount of such obligations shall be the capitalized amount thereof, determined in accordance with GAAP (including the Canadian Institute of Chartered Accountants Handbook Section
                  3065).

         (22) "CAPITAL STOCK" means, with respect to any person, any and all shares, interests (partnership, joint venture or otherwise), participations or other equivalents (however designated, whether voting or non-voting in the equity of such person, whether now outstanding or issued after the date hereof.

         (23)     "CASH EQUIVALENTS" means:

                  (a) marketable, direct obligations of the United States of America, of Canada or of any political agency or subdivision thereof maturing within 365 days of the date of purchase;

                  (b) commercial paper maturing within 180 days from the date of purchase thereof, and rated (i) in the United States "P-2" or better by Moody's or "A-2" or better by S&P, or (ii) in Canada "A-1 low" or better by S&P or "R-1 low" or better by DBRS, or (iii) in any of the foregoing cases the equivalent thereof by any other recognized rating agency; and

                  (c) certificates of deposit maturing within 365 days of the date of purchase issued by or acceptances accepted or Guaranteed by a bank to which the Bank Act (Canada) applies having at the time of acquisition a combined capital, surplus or undistributed profits of at least C$2 billion.

         (24) "CDOR RATE" means, on any day, the annual rate of discount determined by the Administration Agent which is equal to the simple average of the yield rates per annum (calculated on the basis of a year of 365 days and calculated to two decimal places with .005 or more being rounded upward) applicable to bankers' acceptances denominated in Canadian Dollars having, where applicable, comparable issue dates and maturity dates as the Bankers' Acceptances proposed to be issued by the relevant Borrower displayed and identified as such on the "CDOR Page" (or any display substituted therefor) of Reuters Monitor Money Rates Service at approximately 10:00 a.m. (Toronto time) on that day or, if that day is not a Business Day, then on the immediately preceding Business Day (as adjusted by the Administration Agent after 10:00 a.m. (Toronto time) to reflect any error in the posted average annual rate of discount); provided, however, if those rates do not appear on the CDOR Page (or the display substituted therefor), then the CDOR Rate shall be the annual rate of discount determined by the Administration Agent which is equal to the simple average of the yield rates per annum (calculated on the basis of a year of 365 days and calculated to two decimal places with .005 or more being rounded upward) applicable to those bankers' acceptances in a comparable amount to the Bankers' Acceptances proposed to be issued by the relevant Borrower, quoted by three of the five largest (as to total assets)
                  Schedule I Banks (as selected by the Administration Agent) as of

                  10:00 a.m. (Toronto time) on that day or, if that day is not a Business Day, on the immediately preceding Business Day. Each determination of the CDOR Rate by the Administration Agent shall be conclusive and binding, absent demonstrated error.

         (25) "CLOSING DATE" means May 7, 2004 or such other date as shall be mutually agreed by TELUS and the Lenders.

         (26) "COMMITMENT" means, for a Lender in respect of a Credit Facility, the amount in respect of such Credit Facility set forth opposite such Lender's name under the heading, as the case may be, "4-Year Facility" or "364-Day Facility" on schedule 1 annexed hereto to the extent not permanently reduced, cancelled or terminated pursuant to this agreement.

         (27) "COMPLIANCE CERTIFICATE" means a certificate delivered by TELUS pursuant to section 8.1(8)(c) substantially in the form of schedule 6 annexed hereto.

         (28) "CONTROL" of a person (including, with correlative meanings, "CONTROLLED BY" and "UNDER COMMON CONTROL WITH") shall mean possession, directly or indirectly, of the power to direct or cause the direction of management or policies of such person (whether through ownership of Capital Stock, by contract or otherwise); provided that, in any event and without limitation, any person or combination of persons acting jointly or in concert which owns directly or indirectly more than 50% of the Capital Stock having ordinary voting power for the election of the directors of, or persons performing similar functions for, such person will be deemed to control such person (irrespective of whether at the time any other Capital Stock of such person of any other class shall or might have voting power upon the occurrence of any contingency).

         (29) "CONTROL EVENT" means the acquisition by any person or a combination of persons acting jointly or in concert of more than 50% of the Capital Stock having ordinary voting power for the election of the directors of TELUS (other than the creation of a holding company or similar transaction that does not involve a change in the beneficial ownership of TELUS as a result of such transaction).

         (30) "CONVERSION" means, in respect of any Drawing or type of Borrowing, the conversion of the method for calculating interest, discount rates or fees thereon from one method to another in accordance with section 2.12, and includes a conversion from a Prime Rate Advance to a Drawing and vice-versa and a conversion from a LIBOR Advance to a Base Rate Advance and vice-versa. In addition, the repayment in full by a Borrower of the

                  Principal Outstanding under an Accommodation in one currency and the concurrent making of an Accommodation in another currency, whereby the aggregate C$ Equivalent Principal Outstanding remains the same before and after such transactions, shall also be considered to be a Conversion for all purposes of this agreement.

         (31) "COVERAGE RATIO" at any time means the ratio of X to Y for TELUS and its subsidiaries, with each component calculated on a consolidated basis, where:

                  (a) "X" is EBITDA determined for the four consecutive Financial Quarters ending at such time or immediately prior thereto, as the case may be, for which TELUS has provided or is required prior to such time to provide a Compliance Certificate; and

                  (b) "Y" is the Interest Expense for such four Financial Quarters.

         (32) "CREDIT FACILITY" means, as the context requires, either of the 4-Year Facility or the 364-Day Facility, and "CREDIT FACILITIES" means, as the context requires, both of the said facilities.

         (33) "CREDIT FACILITY DOCUMENTS" means this agreement, Bankers' Acceptances, Letters of Credit and all other documents necessary to implement the financing comprised in the Credit Facilities.

         (34)     "DBRS" means Dominion Bond Rating Service Limited.

         (35) "DEBT" means, with respect to any person at any time, the sum of the following (without duplication):

                  (a) the amount of all indebtedness for borrowed moneys of such person (including without limitation Purchase Money Obligations);

                  (b) the amount of all obligations of such person evidenced by notes payable, drafts accepted representing extensions of credit, bonds, debentures or other similar instruments, to the extent such obligations would be considered indebtedness for borrowed moneys in accordance with GAAP;

                  (c) all obligations of such person, whether or not contingent, with respect to or under any bankers' acceptance facility or, except where the same secures payment of trade payables incurred in the ordinary course of business, any letter of credit facility or similar facility, including any liability arising under any indemnity obligation pertaining thereto;

                  (d) the amount of the deferred purchase price of property or services, other than trade payables incurred in the ordinary course of business;

                  (e)      Capital Lease Obligations of such person;

                  (f) all other debt upon which interest charges are customarily paid by such person;

                  (g) Hedging Obligations of such person, determined on a net basis having regard to amounts payable by and to such person;

                  (h) shares in the capital of such person redeemable at the option of the holder, or which by their terms or otherwise are required to be redeemed, at the time of determination of Debt;

                  (i) all indebtedness of other persons secured by a Lien on any asset of such person, whether or not such indebtedness is assumed by such person; provided that the amount of such indebtedness shall be the lesser of (i) the fair market value of such asset at such date of determination, and (ii) the amount of such indebtedness; and

                  (j) any Guarantee by such person in any manner of any part or all of an obligation included in clauses (a) to (i) above.


                  The amount of Debt of any person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation; provided that (i) the amount at any time of indebtedness issued with original issue discount shall be the accreted amount thereof determined in accordance with GAAP, (ii) Debt shall not include any liability for unpaid Taxes not yet due, and (iii) Debt shall not include the TELUS Convertible Debentures. The amount of Debt at any date shall be determined in Cdn. Dollars including the C$ Equivalent Debt of any Debt denominated in US Dollars at such date.

         (36) "DEFAULT" means an event which, with the giving of notice or passage of time, or both, would constitute an Event of Default.

         (37) "DISCOUNT PROCEEDS" means, in respect of Bankers' Acceptances to be purchased by a Lender, the result (rounded to the nearest whole cent, with one-half of one cent and more being rounded up) obtained by multiplying the aggregate Face Amount of such Bankers' Acceptances by a price (rounded up or down to the second decimal place, with .005 or more being rounded up) determined by dividing one by the sum of one plus the product of (x) the applicable Discount Rate multiplied by (y) a fraction, the numerator of which is the number of days in the term to maturity of such Bankers' Acceptances and the denominator of which is 365.

         (38)     "DISCOUNT RATE" means:

                  (a) with respect to an issue of Bankers' Acceptances accepted by a Lender that is a Schedule I Bank, the CDOR Rate; and

                  (b) with respect to an issue of Bankers' Acceptances accepted by a Lender that is not a Schedule I Bank, the lesser of:

                           (i)      the CDOR Rate plus seven basis points; and

                           (ii)     either:

                                    (A)      in the case of acceptance by a
                                             Lender that is a Schedule II Bank,
                                             the annual rate, expressed as a
                                             percentage, determined by the
                                             Administration Agent as the average
                                             discount rate for bankers'
                                             acceptances having a comparable
                                             face value in Cdn. Dollars and a
                                             comparable issue and maturity date
                                             to the face value and issue and
                                             maturity date of that issue of
                                             Bankers' Acceptances calculated on
                                             the basis of a year of 365 days
                                             accepted by the Reference Lenders
                                             at or about 10:00 a.m. (Toronto
                                             time) on the date of issue of those
                                             Bankers' Acceptances; or

                                    (B)      in the case of acceptance by a
                                             Lender that is a Schedule III Bank,
                                             the annual rate, expressed as a
                                             percentage, determined by the
                                             Administration Agent as the
                                             discount rate for bankers'
                                             acceptances having a comparable
                                             face value in Cdn. Dollars and a
                                             comparable issue and maturity date
                                             to the face value and issue and
                                             maturity date of that issue of
                                             Bankers' Acceptances calculated on
                                             the basis of a year of 365 days
                                             accepted by such Lender at or about
                                             10:00 a.m. (Toronto time) on the
                                             date of issue of those Bankers'
                                             Acceptances.

         (39) "DRAWING" means the creation or making of one or more Bankers' Acceptances in pursuance of an Accommodation Request.

         (40) "DRAWING DATE" means any Business Day fixed in accordance with the provisions of this agreement for a Drawing.

         (41) "EBITDA" for any person for any period means the net income of such person for such period, excluding in the calculation of net income all extraordinary and all other non-recurring items (such exclusion to include restructuring and workforce reduction costs), foreign exchange losses or gains, and losses or gains on the repurchase or redemption of any securities, plus, to the extent deducted in calculating such net income, Interest Expense, depreciation, amortization (including amortization of goodwill) and income taxes (whether or not deferred).

         (42) "ENVIRONMENTAL LAWS" means all applicable Laws, Permits and guidelines or requirements of any Official Body (whether or not having the force of Law, and including consent decrees as to which a Borrower or a Material Subsidiary is a party or otherwise subject, and administrative orders which may affect a Borrower or a Material Subsidiary) relating to public health and safety, protection of the environment, the Release of Hazardous Materials and occupational health and safety.

         (43) "EQUIVALENT AMOUNT" means, on a particular date in respect of any amount (the "ORIGINAL AMOUNT") expressed in a particular currency (the "ORIGINAL CURRENCY"), the equivalent amount expressed in a second designated currency (the "SECOND CURRENCY") determined by reference to the Bank of Canada noon rate at which the original currency may be exchanged into the second currency as published on the Reuters Screen page BOFC. In the event that such rate does not appear on such Reuters page, such rate shall be ascertained by reference to any other means (as selected by the Administration Agent) by which such rate is quoted or published from time to time by the Bank of Canada; provided that, if at the time of any such determination, for any reason, no such exchange rate is being quoted or published, the Administration Agent may use such reasonable method as it considers appropriate to ascertain such rate, and the resulting determination shall be conclusive absent manifest error.

         (44)     "EVENT OF DEFAULT" means any of the events specified in
                  section 10.1.

         (45)     "EXCLUDED DEBT" means any of the following:

                  (a) Intercompany Debt owed by a Borrower to a Material Subsidiary, or vice versa, or owed by a Material Subsidiary to another Material Subsidiary;

                  (b) Debt comprised in commercial paper; provided that such Debt enjoys the benefit of backstop credit facilities held by a Borrower having an available undrawn principal amount at all times equal to or greater than the outstanding principal of such Debt;

                  (c)      the Quebec Tel Mortgage Bonds;

                  (d)      the Quebec Tel MTN's; and

                  (e) Debt comprised in an Accommodation made to TCI under the 364-Day Facility if the proceeds thereof were used to repay commercial paper.

         (46) "EXCLUDED TAXES" shall mean, in relation to any Lender, those Taxes which are imposed or levied by any jurisdiction or any political subdivision thereof:

                  (a) on or measured by the overall net income of such Lender or its applicable Lending Branch or any affiliate thereof, and all franchise taxes, branch taxes, taxes on doing business or taxes measured by capital or net worth imposed on any Lender or its applicable Lending Branch or any affiliate thereof, as a result of such Lender (i) carrying on a trade or business therein or having a permanent establishment therein, (ii) being organized under the laws of such jurisdiction or any political subdivision thereof, or
                           (iii) being or being deemed to be resident or domiciled in such jurisdiction for income tax purposes;

                  (b) by reason of such Lender not dealing at arm's length (as such term is interpreted for purposes of the Income Tax Act (Canada)) with the Borrowers; or

                  (c) which would not have been imposed had such Lender satisfied a relevant authority that such Lender was not a person mentioned in clause (a) or (b) above.

         (47) "FACE AMOUNT" means, in respect of a Bankers' Acceptance, the amount payable to the holder thereof on its maturity and, in respect of a Letter of Credit, the maximum amount that may from time to time be payable to the Beneficiary thereof, and where used in a context referring to more than one Bankers' Acceptance and/or Letter of Credit means the aggregate of the Face Amounts thereof.

         (48) "FEDERAL FUNDS EFFECTIVE RATE" means, for any day, an interest rate per annum expressed on the basis of a 360 day year equal to the weighted average (rounded upwards if necessary to the next 0.01%) of the rates on overnight federal funds transactions with members of the United States Federal Reserve System arranged by federal funds brokers on such day, as published for such day (or, if such day is not a Business Day, for the immediately preceding Business Day) by the Federal Reserve Bank of New York or, if such rate is not so published for any day which is a Business Day, the average (rounded upwards if necessary to the next 0.01%) of the quotations at approximately 11:00 a.m. (New York time) for such day for such transactions received by the Administration Agent from three federal funds brokers of recognized standing selected by the Administration Agent in its sole discretion.

         (49)     "FINAL MATURITY DATE" means the day that is:

                  (a) in the case of the 4-Year Facility, the fourth anniversary of the Closing Date; and

                  (b) in the case of the 364-Day Facility and subject to extension under section 2.2(3), the first anniversary of the 364-Day Availability Termination Date;

                  or, if any such day is not a Business Day, the immediately preceding Business Day.

         (50) "FINANCIAL QUARTER" means a period of three consecutive months ending on and including March 31, June 30, September 30 or December 31, as the case may be.

         (51) "FINANCIAL YEAR" means a financial year commencing on January 1 of each calendar year and ending on and including December 31 of such year.

         (52) "4-YEAR FACILITY" means the Credit Facility to be made available for the purposes set forth in section 2.1(2)(a), on a revolving basis and in an aggregate C$ Equivalent Principal Outstanding not to exceed C$800 million.

         (53) "4-YEAR LENDERS" and "364-DAY LENDERS" mean, respectively, the Lenders providing a Commitment in respect of the relevant Credit Facility.

         (54) "FRONTING LENDER" means TD Bank in its capacity as the issuer of Letters of Credit as contemplated by Article 5.

         (55) "FUNDED DEBT" of any person at any time means the Debt of such person at such time, less:

                  (a)      item (g) thereunder;

                  (b) that portion of the face amount of any letter of credit that would otherwise be included in item (c) thereunder but has not yet been drawn at such time; and

                  (c) the sum of (i) the amount of such person's cash on hand at such time subject to no Lien other than any right of refund, set-off or charge-back available to any bank or other financial institution, and (ii) the market value of all Cash Equivalents held by such person at such time; provided that, during any time that the Applicable Margin is determined at Level V of the definition thereof, the amount determined under this item (c) shall be deemed to be zero.

         (56) "GAAP" means, in relation to any person at any time, accounting principles generally accepted in Canada as recommended in the Handbook of the Canadian Institute of Chartered Accountants or its successor, applied on a basis consistent with the most recent audited financial statements of such person and, if applicable, its consolidated subsidiaries (except for changes approved by the auditors of such person; provided that the calculation of the Leverage Ratio or the Coverage Ratio, including the constituent elements thereof, shall be made without regard to any change in GAAP after March 31, 2004).

         (57) "GUARANTEE" means, with respect to any person, any obligation of such person directly or indirectly guaranteeing any indebtedness or other obligation of any other person and, without limiting the generality of the foregoing, includes any obligation, direct or indirect, contingent or otherwise, of such person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such indebtedness or other obligation of such other person (whether arising by virtue of partnership, joint venture or similar arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, or to maintain financial condition or otherwise), or (ii) entered into for purposes of assuring in any manner the obligee of such indebtedness or other obligation of the payment or performance (or payment of damages in the event of non-performance) thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the foregoing shall exclude endorsement of negotiable instruments for collection or deposit in the ordinary course of business.

         (58)     "HAZARDOUS MATERIALS" means:

                  (a) any oil, flammable substances, explosives, radioactive materials, hazardous wastes or substances, toxic wastes or substances or any other wastes, contaminates, materials or pollutants which:

                           (i) pose a hazard to any real property, or to persons on or about any real property; or

                           (ii) cause any real property to be in violation of any Law;

                  (b) asbestos in any form which is or could become friable, urea formaldehyde foam insulation, transformers or other equipment which contain dielectric fluid containing levels of polychlorinated biphenyls in excess of limits prescribed by Law, or radon gas;

                  (c) any chemical, material or substance defined as or included in the definition of "dangerous goods", "deleterious substance", "hazardous substances", "hazardous wastes", "hazardous materials", "extremely hazardous wastes", "restricted hazardous waste", or "toxic substances", "waste" or words of similar import under any Law, including the Canadian Environmental Protection Act (Canada), Fisheries Act (Canada), Transportation of Dangerous Goods Act (Canada), Canada Water Act (Canada) and any applicable provincial legislation; and

                  (d) any other chemical, material or substance, exposure to which is prohibited, limited or regulated by any Official Body or which may or could pose a hazard to the occupants of any real property or the owners or occupants of property adjacent to or surrounding any real property, or any other person coming upon any real property or adjacent or surrounding property.

         (59) "HEDGE INSTRUMENT" means any interest rate or foreign exchange risk management agreement or product, including interest rate or currency exchange or swap agreements, futures contracts, forward rate agreements, interest rate cap agreements and interest rate collar agreements, options and all other agreements or arrangements designed to protect such person against fluctuations in interest rates or currency exchange rates.

         (60) "HEDGING OBLIGATIONS" means, with respect to any person, payment or delivery obligations under Hedge Instruments.

         (61) "INCREASED COSTS" means any amounts payable by a Borrower to the Administration Agent or a Lender under any of sections 3.2(3), 5.8 and 8.1(10), Article 9 and section 12.4.

         (62) "INDEBTEDNESS FOR BORROWED MONEYS" means Debt of the nature contemplated by paragraphs (a), (b), (c) (as to bankers' acceptances), (d), (e) and (j) (to the extent the underlying Debt which is the subject of such Guarantee is of the nature contemplated by the foregoing) of the definition of Debt.

         (63) "INTERCOMPANY DEBT" means any Debt of a subsidiary of TELUS to TELUS, and vice-versa, or to another subsidiary of TELUS.

         (64) "INTEREST EXPENSE" for any person for any period means, without duplication, the aggregate amount of interest and financing charges in respect of Debt (including amortization of original issue discount on any Debt, but excluding for greater certainty underwriting and arrangement fees), mandatory dividend payments on shares comprising Debt (unless such dividends are cumulative or, if unpaid, are not required to be paid in the future), and that component of rentals in respect of Capital Lease Obligations which is treated as interest expense or financing charge under GAAP, paid, accrued and/or scheduled to be paid, as the case may be, by such person during such period, net of interest earned by such person during such period.

         (65) "INTEREST PERIOD" means, for each LIBOR Advance, a period commencing:

                  (a) in the case of the initial Interest Period for such Advance, on the date of such Advance; and

                  (b) in the case of any subsequent Interest Period for such Advance in accordance with a Rollover, on the last day of the immediately preceding Interest Period;

                  and ending in either case on the last day of such period as shall be selected by the relevant Borrower pursuant to the provisions below.

                  If a Base Rate Advance is converted to a LIBOR Advance, the initial Interest Period for such LIBOR Advance shall commence on the date of such Conversion. The duration of each Interest Period for a LIBOR Advance shall be one, two, three or six months (subject to availability), as the relevant Borrower may select in the applicable Accommodation Request, or such other period to which the Lenders may agree. No Interest Period under a Credit Facility may be selected which would end on a day after the Final Maturity Date for such Credit Facility or, in the opinion of the Administration Agent, conflict with any repayment stipulated herein. Whenever the last day of an Interest Period would otherwise occur on a day other than a Business Day, the last day of such Interest Period shall be extended to occur on the next succeeding Business Day; provided that, if such extension would cause the last day of such Interest Period to occur in the next following calendar month, the last day of such Interest Period shall occur on the next preceding Business Day.

         (66) "ISP98" means the International Standby Practices ISP98, as published by the International Chamber of Commerce and in effect from time to time.

         (67) "ISSUANCE" means the issuance of one or more Letters of Credit made pursuant to an Accommodation Request.

         (68) "ISSUE DATE" means any Business Day fixed in accordance with the provisions of this agreement for an Issuance.

         (69) "LAW" means any law (including common law and the laws of equity), constitution, statute, treaty, regulation, by-law, rule, ordinance, order, injunction, writ, decree or award of any Official Body.

         (70) "LENDERS" means those financial institutions whose names are set forth on the execution pages hereof under the heading "Lenders", and their respective successors and assigns.

         (71) "LENDERS' COUNSEL" means Stikeman Elliott LLP or such other law firm or firms as may from time to time be chosen by the Lenders to act on their behalf in connection with the Credit Facilities.

         (72) "LENDING BRANCH" means, in respect of a particular Lender, the branch whose address is set forth in schedule 1 annexed hereto, or such other branch as such Lender may designate from time to time by notice given to the Administration Agent and TELUS.

         (73) "LETTER OF CREDIT" means a standby or commercial letter of credit or a letter of guarantee for a specified amount in Canadian Dollars issued by the Fronting Lender on behalf of the 4-Year Lenders at the request and upon the indemnity of TELUS pursuant to Article 5 and (subject to section 5.3(b)) having a term to maturity from the date of issuance thereof of no more than 365 days.

         (74) "LEVERAGE RATIO" at any time means the ratio of X to Y for TELUS and its subsidiaries, with each component calculated on a consolidated basis, where:

                  (a)      "X" is Funded Debt at that time; and

                  (b) "Y" is EBITDA determined for the four consecutive Financial Quarters ending at such time or immediately prior thereto, as the case may be, for which TELUS has provided or is required prior to such time to provide a Compliance Certificate.

         (75)     "LIBOR", with respect to any Interest Period, means:

                  (a) the rate of interest (expressed as an annual rate on the basis of a 360 day year) determined by the Administration Agent to be the arithmetic mean (rounded up to the nearest 0.01%) of the offered rates for deposits in US Dollars for a period equal to the particular Interest Period, which rates appear on (A) the Reuters screen LIBO page, or (B) if such Reuters screen page is not readily available to the Administration Agent, Page 3750 of the Telerate screen, in either case as of 11:00 a.m. (London time) on the second London Business Day before the first day of that Interest Period;

                  (b) if neither such Reuters screen page nor Telerate screen page is readily available to the Administration Agent for any reason, the rate of interest determined by the Administration Agent which is equal to the simple average of the rates of interest (expressed as a rate per annum on the basis of a year of 360 days and rounded up to the nearest 0.01%) at which three of the five largest (as to total assets) Schedule I Banks (as selected by the Administration Agent) would be prepared to offer leading banks in the London interbank market a deposit in US Dollars for a term coextensive with that Interest Period in an amount substantially equal to the relevant LIBOR Advance at or about 10:00 a.m. (Toronto time) on the second London Business Day before the first day of such Interest Period;

                  where "LONDON BUSINESS DAY" means a day (other than Saturday or Sunday) which is a day for trading by and between banks in US Dollar deposits in the London Eurodollar interbank market.

         (76) "LIEN" means any mortgage, pledge, lien, hypothecation, security interest or other encumbrance or charge (whether fixed, floating or otherwise) or title retention, and any deposit of moneys under any agreement or arrangement whereby such moneys may be withdrawn only upon fulfilment of any condition as to the discharge of any other indebtedness or other obligation to any creditor, or any right of or arrangement of any kind with any creditor to have its claims satisfied prior to other creditors with or from the proceeds of any properties, assets or revenues of any kind now owned or later acquired.

         (77)     "MAJORITY LENDERS" means:

                  (a) in respect of both Credit Facilities at any time, Lenders whose respective individual Commitments aggregate at least 50.1% of the total Commitments of all Lenders under the Credit Facilities at such time; and

                  (b) in respect of a particular Credit Facility at any time, Lenders whose respective individual Commitments under such Credit Facility aggregate at least 50.1% of the total Commitments under such Credit Facility at such time;

                  provided that, for purposes of declaring the Obligations to be due and payable pursuant to section 10.2, and for all purposes after the Obligations become due and payable pursuant to section 10.2 or the Commitments expire or terminate, "Majority Lenders" shall mean Lenders whose respective Principal Outstanding aggregate at least 50.1% of the total Principal Outstanding of all Lenders under (as the case may be) all Credit Facilities or a particular Credit Facility at such time.

         (78)     "MATERIAL ADVERSE EFFECT" means:

                  (a) any material adverse change in the assets, properties, operations or condition, financial or otherwise, of the Borrowers and the Material Subsidiaries taken as a whole; or

                  (b) any material impairment or reduction in the ability (financial or otherwise) of a Borrower to fulfil any covenant or obligation to the Administration Agent or the Lenders.

         (79) "MATERIAL SUBSIDIARY" means, at any time, a subsidiary whose total assets, consolidated in the case of a Material Subsidiary which itself has subsidiaries, represent not less than 10% of the consolidated total assets of TELUS, such consolidated total assets to be calculated by reference to its most recently completed Financial Quarter, and any other subsidiary designated as a Material Subsidiary by TELUS from time to time.

         (80)     "MOODY'S" means Moody's Investors Service, Inc.

         (81) "NET TANGIBLE ASSETS" means, at any time, the consolidated assets of TELUS determined at such time in accordance with GAAP, less intangible assets (other than intangible assets, including spectrum licenses, with indefinite lives).

         (82) "NON-ACCEPTANCE DISCOUNT RATE" means, for any day, the Discount Rate that is the lesser of the rates described in paragraph (b)(i) and (b)(ii)(A) of the definition of Discount Rate; provided that, if at any relevant time there are no Reference Lenders, the Non-Acceptance Discount Rate will be the Discount Rate in paragraph (b)(i) of that definition.

         (83)     "NON-ACCEPTANCE LENDER" has the meaning set forth in section
                  4.11.

         (84) "NOTICE" means, as the context requires, an Accommodation Request or a Repayment/Cancellation Notice.

         (85)     "OBLIGATIONS" means:

                  (a) at any time in respect of a Credit Facility, the amount equal to the sum of:


                           (i) the Principal Outstanding under such Credit Facility;

                           (ii) all accrued and unpaid interest thereon and all interest on accrued and unpaid interest; and

                           (iii) all accrued and unpaid fees, expenses, costs, indemnities, Increased Costs and other amounts payable to the Lenders or the Administration Agent pursuant to the provisions of any Credit Facility Document or otherwise in respect of such Credit Facility; and

                  (b) at any time in respect of both Credit Facilities, the amount equal to the sum of:

                           (i) the Principal Outstanding under both Credit Facilities;

                           (ii) all accrued and unpaid interest thereon and all interest on accrued and unpaid interest; and

                           (iii) all accrued and unpaid fees, expenses, costs, indemnities, Increased Costs and other amounts payable to the Lenders or the Administration Agent pursuant to the provisions of any Credit Facility Document or otherwise in respect of either Credit Facility.

         (86) "OFFICIAL BODY" means any government (including any federal, provincial, state, territorial, municipal or local government) or political subdivision or supranational body, any agency, authority, bureau, regulatory or administrative authority, central bank, monetary authority, commission, department or instrumentality thereof, or any court, tribunal, judicial entity, or arbitrator, whether foreign or domestic.

         (87)     "PARTICIPANT" shall have the meaning ascribed thereto in
                  section 12.7(3).

         (88)     "PAYMENT ACCOUNT" means, for TELUS:

                  (a)      for US Dollars: Bank of America National Trust &

                                                 Savings Association
                                                 SWIFT BOFAUS3N
                                                 ABA #026 009 593
                                                 Favour of:  TD Bank Toronto
                                                 Account #6550-8-26336
                                                 For further credit:
                                                 Agency Administration
                                                 US$ Account #0360-01-2261871
                                                 (Ref:  TELUS Corporation)

                  (b)      for Cdn. Dollars: The Toronto-Dominion Bank

                                                 International Centre Toronto
                                                 For account:
                                                 Agency Administration
                                                 CAN$ Account #0360-01-2261774
                                                 (Ref: TELUS Corporation)
                                                 SWIFT TDOMCATTTOR

                  or such other places or accounts as may be agreed by the Administration Agent and TELUS from time to time and notified to the Lenders, and for TCI means such accounts as may be agreed by the Administration Agent and TCI from time to time and notified to the Lenders.

         (89) "PERMIT" means any permit, licence, approval, consent, order, right, certificate, judgment, writ, injunction, award, determination, direction, decree, authorization, franchise, privilege, grant, waiver, exemption and other similar concession or by-law, rule or regulation (whether or not having the force of Law) of, by or from any Official Body.

         (90) "PERMITTED LIENS" means, in respect of any person at any time, any one or more of the following:

                  (a) Liens for Taxes, assessments or government charges or levies not at the time due and delinquent or the validity of which is being contested at the time by such person in good faith by proper legal proceedings, and which contested Liens have not had and would not reasonably be expected to have a Material Adverse Effect;

                  (b) the Lien of any judgment rendered or claim filed against such person which such person shall be contesting in good faith by proper legal proceedings, and which Lien has not had and would not reasonably be expected to have a Material Adverse Effect;

                  (c) Liens or privileges imposed by Law such as carriers, warehousemen's, mechanics and materialmen's Liens and privileges arising in the ordinary course of business not at the time due or delinquent or which are being contested at the time by such person in good faith by proper legal proceedings, and which contested Liens or privileges have not had and would not reasonably be expected to have a Material Adverse Effect;

                  (d) undetermined or inchoate Liens incidental to current operations which have not at such time been filed;

                  (e) restrictions, easements, rights-of-way, servitudes or other similar rights in land or immovable property (including rights of way and servitudes for railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) granted to or reserved by other persons; provided that, in the case of a property having a value in excess of C$10 million, such restrictions, easements, rights-of-way, servitudes or other similar rights in the aggregate will not materially impair the usefulness, in the operation of the business of such person, of such property;

                  (f) the right reserved to or vested in any Official Body, by the terms of any Permit acquired by such person or by any Law, to terminate any such Permit or to require annual or other payments as a condition to the continuance thereof;

                  (g) the encumbrance resulting from the deposit of cash or securities in connection with any of the Liens referred to in paragraph (a), (b) or (c) of this definition pending a final determination as to the existence or amount of any obligation referred to therein, or in connection with contracts, tenders, leases or expropriation proceedings, or to secure workmen's compensation, surety or appeal bonds, costs of litigation when required by Law and public and statutory obligations, and any right of refund, set-off or charge-back available to any bank or other financial institution;

                  (h) security given to a public utility or any other Official Body when required by such utility or other Official Body in connection with the operations of such person in the ordinary course of its business;

                  (i) the reservations, limitations, provisos and conditions, if any, expressed in any grants from the Crown or any similar authority;

                  (j) title defects or irregularities which are of a minor nature; provided that, in the case of a property having a value in excess of C$10 million, such title defects or irregularities in the aggregate will not materially impair the use of the property for the purposes for which it is held by such person;

                  (k) Liens securing Capital Lease Obligations and Purchase Money Obligations not in the aggregate in excess of 5% of the consolidated gross revenues of TELUS and its subsidiaries for the four consecutive Financial Quarters then most-recently ended;

                  (l) the Liens contemplated hereby in favour of the Administration Agent over any cash collateral account;

                  (m) Liens securing Debt or other obligations of a Borrower or Material Subsidiary owing to, as the case may be, a Borrower or Material Subsidiary;

                  (n)      the Lien of the Quebec Tel Mortgage Bonds;

                  (o) Liens on property or shares of a person at the time that such person becomes a Material Subsidiary; provided, however, that the Lien may not extend to any other property or assets owned by any Material Subsidiary provided, further, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, or to provide credit support in connection with, such person becoming a Material Subsidiary;

                  (p) Liens on property or assets at the time a Borrower or Material Subsidiary acquires the property or assets, including any acquisition by means of an amalgamation, merger or consolidation with or into a Borrower or Material Subsidiary; provided, however, that the Lien may not extend to any other property or assets owned by a Borrower or Material Subsidiary; provided, further, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, or to provide credit support in connection with, such acquisition;

                  (q) Liens to secure any refinancing, extension, renewal or replacement as a whole, or in part, of any Debt secured by any Lien referred to in the foregoing paragraph (n), (o) or (p);

                  (r) any Lien that extends only to a non-material asset, securing (in the aggregate with all other Liens outstanding under this paragraph (r)) an amount less than C$10 million (or the Equivalent Amount in other currencies), where such Lien has inadvertently been granted or incurred and has not remained outstanding more than 20 days after the Administration Agent has requested that same be released;

                  (s) other Liens not otherwise covered by this definition, where the sum of (i) with respect to Liens which secure Debt or Attributable Debt, the aggregate of such Debt or Attributable Debt, and
                           (ii) with respect to other Liens, the book value of the property affected thereby, does not exceed 5% of Net Tangible Assets as at the latest time any such Lien is created;

                  (t) Liens on property of a Borrower or Material Subsidiary securing indebtedness or other obligations issued by Canada or the United States of America or any state or department, agency or instrumentality or political subdivision of Canada or the United States of America or any state, or by any other country or any political subdivision of any other country, for the purpose of financing all or any part of the purchase price of, or, in the case of real property, the cost of construction on or improvement of, any property or assets subject to the Liens, including Liens incurred in connection with pollution control, industrial revenue or similar financings;

                  (u) leases or subleases entered into by a Borrower or a Material Subsidiary or by which a Borrower or a Material Subsidiary is bound that do not materially interfere with the ordinary course of business of TELUS and its subsidiaries, taken as a whole;

                  (v) Liens encumbering property under construction arising from progress or partial payments made by a customer of TELUS or its subsidiaries relating to such property;

                  (w) any interest or title of a lessor in the property subject to any lease; and

                  (x) Liens in favour of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods.

         (91) "PERMITTED MERGERS" means a transaction otherwise prohibited by section 8.2(2) where the following conditions are satisfied:

                  (a) in the case of any such transaction involving a Borrower, the resulting, surviving or transferee person shall be a person that is not a non-resident of Canada for purposes of the Income Tax Act (Canada) and is organized and existing under the laws of Canada or any province thereof, and such person shall expressly assume on terms and conditions as to legal effect satisfactory to the Lenders' Counsel the obligations of such Borrower under all Credit Facility Documents;

                  (b) in the case of any such transaction involving a Borrower or any Material Subsidiary:

                           (i) no Default or Event of Default has occurred and is continuing and immediately after giving effect to such transaction on a pro forma basis no Default or Event of Default shall have occurred and be continuing;

                           (ii) no such transaction shall affect the validity or enforceability of any Credit Facility Document; and

                           (iii) TELUS shall deliver to the Administration Agent promptly following such transaction a certificate of a Senior Officer and an opinion of counsel to the Borrowers, each stating that such transaction complies herewith and each being otherwise in form and substance reasonably acceptable to the Administration Agent; provided that no such certificate or opinion shall be required in the case of a transaction involving (A) only a Borrower and Material Subsidiaries, or (B) only Material Subsidiaries.

         (92) "PERSON" includes an individual, partnership, body corporate, corporation (including a business trust), joint stock company, trust, unincorporated association, joint venture and other entity and any Official Body.

         (93)     "PRIME RATE" means, at any time, the greater of:

                  (a) the rate of interest per annum established and reported by TD Bank from time to time as the reference rate of interest it charges to customers for Canadian Dollar loans made by it in Canada; and

                  (b)      the sum of:

                           (i) the average one month bankers' acceptance rate as quoted on Reuters Service page CDOR as at 10:00 a.m. (Toronto time) on such day, expressed as a rate per annum; plus

                           (ii)     100 basis points;


                  as to which a certificate of the Administration Agent, absent manifest error, shall be conclusive evidence from time to time. With each quoted or published change in such rate aforesaid of TD Bank there shall be a corresponding change in any rate of interest payable under this agreement based on the Prime Rate should such changed rate exceed that set forth in paragraph (b) of this definition, all without the necessity of any notice thereof to the Borrowers or any other person.

         (94) "PRINCIPAL OUTSTANDING" means, at any time, the amount equal to:

                  (a) when used in a context pertaining to Accommodations made by a single Lender under either or both of the Credit Facilities, the sum of:

                           (i) the aggregate principal amount of all Advances and BA Equivalent Loans then outstanding made by such Lender under such Credit Facilities; and

                           (ii) the Face Amount of all Accommodations then outstanding made by such Lender under such Credit Facilities by way of Bankers' Acceptances (whether or not held by such Lender) and Letters of Credit (including such Lender's pro rata interest in Letters of Credit issued by the Fronting Lender); and

                  (b) when used elsewhere in this agreement with reference to either or both of the Credit Facilities, the sum of:

                           (i) the aggregate principal amount of all Advances and BA Equivalent Loans then outstanding made by the Lenders under such Credit Facilities; and

                           (ii) the Face Amount of all Accommodations then outstanding made by the Lenders under such Credit Facilities by way of Bankers' Acceptances (whether or not held by the respective Lenders) and Letters of Credit.

         (95) "PRINCIPAL PROPERTY" means at any time assets, revenues or any other property or property right or interest (whether tangible or intangible, real or personal, including any right to receive income) which has a fair market value or a book value in excess of US$5 million (or its equivalent in any other currency or currencies).

         (96) "PURCHASE MONEY OBLIGATION" means indebtedness under any purchase money mortgage, pledge or other purchase money Lien entered into in the ordinary course of business and secured upon property acquired by a person.

         (97)     "QUEBEC TEL" means TELUS Communications (Quebec) Inc.

         (98) "QUEBEC TEL MORTGAGE BONDS" means the 11.50% First Mortgage Bonds, Series "U", issued by Quebec Tel pursuant to the trust deed of hypothec, mortgage, pledge and charge dated August 13, 1947 made by Quebec Telephone Corporation in favour of The Sun Trust Limited, as supplemented by, inter alia, a supplemental trust deed bearing formal date of July 1, 1990.

         (99) "QUEBEC TEL MTN'S" means the 7.10% Medium Term Notes due February 1, 2007 in the aggregate principal amount of C$70 million issued by Quebec Tel pursuant to a trust indenture dated as of September 1, 1994 between Quebec-Telephone, Trust Generale du Canada and Natcan Trust Company, as supplemented and amended by, inter alia, an indenture dated as of December 17, 1996.

         (100) "RATING" means a rating assigned to the public senior unsecured debt of a Borrower by an Agency.

         (101) "RECEIVER" includes a receiver, receiver/manager and receiver and manager.

         (102) "REFERENCE LENDERS" means any two Lenders as selected by the Administration Agent from time to time and that are acceptable to TELUS which are banks under Schedule II of the Bank Act (Canada).

         (103) "RELEASE" includes releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, disposing or dumping, or permitting any of the foregoing to occur.

         (104) "REPAYMENT/CANCELLATION NOTICE" means a notice in the form of or to substantially similar effect as schedule 3 annexed hereto, given to the Administration Agent by the relevant Borrower pursuant to any relevant provision of this agreement.

         (105) "REQUIRED NOTICE", when used with respect to a type of Accommodation, a payment, prepayment or reduction of the Commitments hereunder, means such number of days' notice to the Administration Agent as is set forth in schedule 7 annexed hereto.

         (106) "ROLLOVER" means, in respect of a Borrowing by way of LIBOR Advances, the continuation thereof or any portion thereof for a succeeding Interest Period and, in respect of a Drawing, the issuance of a further Drawing on any day in a Face Amount not exceeding the Face Amount of the Drawing maturing on that day, the proceeds of which are used to pay (directly or indirectly) the maturing Drawing, all as contemplated by section 2.12.

         (107) "S&P" means Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc.

         (108) "SALE AND LEASE-BACK TRANSACTION" means any transaction or series of related transactions pursuant to which a Borrower or Material Subsidiary sells or transfers any Principal Property of such Borrower or Material Subsidiary to any person and leases back such Principal Property by way of a Capital Lease Obligation, but does not include (a) any Sale and Lease-Back Transaction between a Borrower and either the other Borrower or a Material Subsidiary, or between Material Subsidiaries, or
                  (b) any Sale and Lease-Back Transaction where the term of the lease back is less than three years.

         (109) "SCHEDULE I BANK", "SCHEDULE II BANK" or "SCHEDULE III BANK" mean a bank under (as the case may be) Schedule I or II of the Bank Act (Canada) or an authorized foreign bank under Schedule III of the Bank Act (Canada).

         (110) "SENIOR OFFICER" means, in respect of a corporation, the chairman of the board, the president or chief executive officer, the chief financial officer, the chief legal officer, a vice-president, the secretary, the treasurer or such other officer as the Administration Agent may agree to.

         (111) "SUBSIDIARY" means, at any time with respect to a person, any other person, if at such time such first-mentioned person owns, directly or indirectly, more than 50% of the Capital Stock in such other person entitled ordinarily to vote in the election of the board of directors of, or persons performing similar functions for, such other person.

         (112) "SWINGLINE" means that portion of the 4-Year Facility to be made available by the Swingline Lender to TELUS as described in section 2.1(6), and "SWINGLINE ADVANCE" has the meaning set forth in said section 2.1(6).

         (113) "SWINGLINE AMOUNT" means C$50 million (or the Equivalent Amount in US Dollars) to the extent not permanently reduced, cancelled or terminated pursuant to this agreement.

         (114) "SWINGLINE LENDER" means TD Bank acting in its capacity as the Lender of Swingline Advances under section 2.1(6).

         (115) "TAKING" means the expropriation, condemnation or taking by eminent domain or similar authority, or by any proceeding or purchase in lieu or anticipation thereof, of any property or asset or any right, title or interest therein by any Official Body.

         (116) "TAXES" means all taxes, levies, imposts, stamp taxes, duties, fees, deductions, withholdings, charges, compulsory loans or restrictions or conditions resulting in a charge which are imposed, levied, collected, withheld or assessed by any country or political subdivision or taxing authority thereof as of the date hereof or at any time in the future together with interest thereon and penalties with respect thereto, if any, and any payments of principal, interest, charges, fees or other amounts made on or in respect thereof (but excluding Excluded Taxes), and "TAX" and "TAXATION" shall be construed accordingly.

         (117)    "TCI" means TELUS Communications Inc.

         (118) "TD BANK" means The Toronto-Dominion Bank, a Canadian chartered bank.

         (119)    "TELUS" means TELUS Corporation (B.C. Inc. No. 0573792).

         (120) "TELUS CONVERTIBLE DEBENTURES" means the 6.75% Convertible Unsecured Subordinated Debentures due June 15, 2010 and the Variable Rate Convertible Unsecured Subordinated Debentures due June 15, 2010 of the Borrower.

         (121) "THIS AGREEMENT", "HEREIN", "HEREOF", "HERETO" and "HEREUNDER" and similar expressions mean and refer to this agreement as supplemented or amended and not to any particular Article, section, paragraph, schedule or other portion hereof; and the expressions "Article", "section",

                  "paragraph" and "schedule" followed by a number or letter mean and refer to the specified Article, section, paragraph or schedule of this agreement.

         (122) "364-DAY AVAILABILITY TERMINATION DATE" means the day that is 364 days after the Closing Date, subject to extension under section 2.2(3).

         (123) "364-DAY FACILITY" means the Credit Facility to be made available for the purposes set forth in section 2.1(2)(b), on a revolving basis during the 364-Day Revolving Period and on a non-revolving basis during the 364-Day Non-Revolving Period, and in an aggregate C$ Equivalent Principal Outstanding not to exceed C$800 million.

         (124) "364-DAY NON-REVOLVING PERIOD" means the period from the 364-Day Availability Termination Date to the Final Maturity Date for the 364-Day Facility.

         (125) "364-DAY REVOLVING PERIOD" means the period from the Closing Date to and including the 364-Day Availability Termination Date.

         (126) "US DOLLARS", "UNITED STATES DOLLARS" and "US$" each mean lawful money of the United States of America in same day immediately available funds or, if such funds are not available, the form of money of the United States of America that is customarily used in the settlement of international banking transactions on the day payment is due hereunder.

         (127) "UNIFORM CUSTOMS" means the Uniform Customs and Practice for Documentary Credits, as published by the International Chamber of Commerce and in effect from time to time.

1.2      COMPUTATION OF TIME PERIODS.

         (1) Inclusion Rules. In this agreement, in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word "FROM" means "FROM AND INCLUDING" and the words "TO" and "UNTIL" each mean "TO BUT EXCLUDING".

         (2) Ibid. Where in this agreement a notice must be given a number of days prior to a specified action, the day on which such notice is given shall be included and the day of the specified action shall be excluded.

1.3 ACCOUNTING TERMS. All accounting terms not specifically defined herein shall be construed in accordance with GAAP.

1.4 INCORPORATION OF SCHEDULES. Schedules 1 to 9 annexed hereto shall, for all purposes hereof, form an integral part of this agreement.

1.5 GENDER; SINGULAR, PLURAL, ETC. As used herein, each gender shall include all genders, and the singular shall include the plural and the plural the singular, as the context shall require.

1.6 USE OF CERTAIN WORDS. The words "INCLUDING" and "INCLUDES", when either follows any general term or statement, is not to be construed as limiting the general term or statement to the specific terms or matters set forth immediately following such word or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement.

1.7      SUCCESSORS, ETC.  In this agreement:

                  (a) reference to any body corporate shall include successors thereto, whether by way of amalgamation or otherwise, and in the case of the Borrowers and the Material Subsidiaries includes any such successor pursuant to a Permitted Merger;

                  (b) references to any statute, enactment or legislation or to any section or provision thereof include a reference to any order, ordinance, regulation, rule or by-law or proclamation made under or pursuant to that statute, enactment or legislation and all amendments, modifications, consolidations, re-enactments or replacements thereof or substitutions therefor from time to time; and

                  (c) reference to any agreement, instrument, Permit or other document shall include reference to such agreement, instrument, Permit or other document as the same may have been heretofore or may from time to time hereafter be amended, supplemented, replaced or restated.

1.8 INTERPRETATION NOT AFFECTED BY HEADINGS, ETC. The division of this agreement into Articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

1.9 GENERAL PROVISIONS AS TO CERTIFICATES AND OPINIONS, ETC. Whenever the delivery of a certificate is a condition precedent to the taking of any action by the Administration Agent or any Lender hereunder, the truth and accuracy of the facts and the diligent and good faith determination of the opinions stated in such certificate shall in each case be conditions precedent to the right of the Borrowers to have such action taken, and any certificate executed by a Borrower shall be deemed to represent and warrant that the facts stated in such certificate are true, accurate and complete.

1.10 EXISTING FACILITIES. At such time as the conditions precedent set forth in section 6.1 have been satisfied, fulfilled or otherwise met to the satisfaction of the Lenders, the letters of credit described in schedule 9 annexed hereto shall for all purposes be deemed to be Letters of Credit issued and outstanding under the 4-Year Facility.

                                   ARTICLE 2
                              THE CREDIT FACILITIES

2.1      CREDIT FACILITIES.

         (1) Commitment. The Credit Facilities to be made available, subject to the terms and conditions of this agreement, are as follows:

                  (a) the 4-Year Facility, to be made available to TELUS by the 4-Year Lenders on a revolving basis in the principal amount of up to but not exceeding C$800 million; and

                  (b) the 364-Day Facility, to be made available to TELUS (or, in the circumstances contemplated by section 2.3, TCI) by the 364-Day Lenders on a revolving basis during the 364-Day Revolving Period and on a non-revolving basis during the 364-Day Non-Revolving Period, in the principal amount of up to but not exceeding C$800 million.

                  Subject to the terms and conditions herein set forth, each Credit Facility shall be available in Canadian Dollars by way of Prime Rate Advances, Bankers' Acceptances or (in the case of the 4-Year Facility) Letters of Credit, or in US Dollars by way of Base Rate Advances or LIBOR Advances.

                  Subject to the terms and conditions herein set forth, each Lender shall make Accommodations available under a Credit Facility pro rata on the basis of such Lender's Commitment thereunder, as set forth in schedule 1 annexed hereto.

                  In no event shall a Lender be obligated to make Accommodations available under a Credit Facility if after making such Accommodations the C$ Equivalent Principal Outstanding of that Lender's Accommodations under such Credit Facility would exceed that Lender's Commitment in respect of such Credit Facility. For greater certainty and notwithstanding section 2.1(6), in no event shall the C$ Equivalent Principal Outstanding of either the Fronting Lender's or the Swingline
                  Lender's respective Accommodations under the 4-Year Facility (including the entire Principal Outstanding by way of, as the case may be, Letters of Credit or Swingline Advances) exceed such Lender's Commitment in respect of the 4-Year Facility.

                  Each Lender shall make Accommodations available to a Borrower through its relevant Lending Branch.

         (2) Purposes. The Credit Facilities shall be used only for the following purposes:

                  (a) in the case of the 4-Year Facility, for general corporate purposes; and

                  (b) in the case of the 364-Day Facility, for general corporate purposes (including by way of a backstop for commercial paper issued by a Borrower or Material Subsidiary).

         (3) Availability Period. Subject to the terms and conditions herein set forth, Accommodations will be made available by way of multiple draws from time to time under each Credit Facility up to the following dates, namely:

                  (a) 4-Year Facility - the Business Day immediately preceding the relevant Final Maturity Date;

                  (b) 364-Day Facility - the 364-Day Availability Termination Date;

                  provided that Accommodations by way of Conversion and Rollover shall be available under each Credit Facility up to the relevant Final Maturity Date.

                  Any remaining portion of a Credit Facility not previously made available to the Borrowers on the relevant date indicated in
                  (a) or (b) above shall be cancelled and shall thereafter not be available hereunder, and the Commitments for such Credit Facility shall be reduced accordingly on a permanent basis.

         (4) Minimum Amounts. Subject to the Majority Lenders in any specific instance waiving such requirement, the following minimum amounts shall apply in respect of certain Borrowings and Drawings requested under each Accommodation Request (excluding Swingline Advances):

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

                  (a) the aggregate of the Prime Rate Advances requested in any Borrowing shall be at least C$25 million and a whole multiple of C$1 million;

                  (b) each Bankers' Acceptance shall be in a Face Amount of at least C$100,000 and a whole multiple thereof;

                  (c) the aggregate of the Face Amount of Bankers' Acceptances requested in any Drawing shall be at least C$25 million and a whole multiple of C$1 million; and

                  (d) the aggregate of the Base Rate Advances requested in any Borrowing shall be at least US$25 million and a whole multiple of US$1 million;

                  (e) the aggregate of the LIBOR Advances requested in any Borrowing shall be at least US$25 million and a whole multiple of US$1 million.

         (5) Revolving Nature. Each of the 4-Year Facility and (during the 364-Day Revolving Period) the 364-Day Facility is a so-called "revolving" facility and amounts may be repaid thereunder and subsequently made the subject of a further Accommodation (subject to compliance with the terms and conditions of this agreement). During the 364-Day Non-Revolving Period, the 364-Day Facility shall not revolve, and amounts repaid or prepaid thereunder may not be the subject of any further Accommodations (other than by way of Conversions or Rollovers).

         (6)      Swingline Advances.

                  (a) The Swingline Lender establishes a committed revolving operating credit facility as part of the 4-Year Facility in favour of TELUS, up to the Swingline Amount, to finance the day-to-day requirements of TELUS for general corporate purposes.

                  (b) Each Swingline Advance shall be made by the Swingline Lender by way of a Prime Rate Advance (if requested in Canadian Dollars) or a Base Rate Advance (if requested in US Dollars) on the same day's notice if given to the Swingline Lender before noon (Toronto time) or, if requested by TELUS, on an overdraft basis by debiting such account of TELUS as shall be established by agreement of TELUS and the Swingline Lender. The amount of any such overdraft from time to time shall be deemed to be a Prime Rate Advance (to the extent of such debit balance in Canadian Dollars) and a Base Rate Advance (to the extent of such debit balance in US Dollars). TELUS shall ensure that the aggregate C$ Equivalent Principal Outstanding of all Swingline Advances does not exceed the Swingline Amount at any time.

                  (c) Except as otherwise provided in section 12.1, for the purposes of each other provision of this agreement, the Commitment of the Swingline Lender under the 4-Year Facility shall be reduced by the Swingline Amount and the rateable shares of the 4-Year Lenders in each Accommodation made under the 4-Year Facility (excluding the Swingline) shall be adjusted proportionately.

                  (d) If the Commitment of the Swingline Lender under the 4-Year Facility determined in accordance with section 2.1(6)(c) is reduced to nil, each further reduction of the Commitment of the Swingline Lender determined without regard for section 2.1(6)(c) will reduce the Swingline Amount by the amount of such reduction.

2.2      AMORTIZATION.

         (1) General. The Principal Outstanding and all other Obligations under a Credit Facility will become due and payable in full on the Final Maturity Date for such Credit Facility.

         (2) Foreign Exchange Fluctuations. If at any time the C$ Equivalent Principal Outstanding under either Credit Facility shall exceed 105% of the aggregate Commitments of the Lenders in respect of such Credit Facility or if at any time the C$ Equivalent Principal Outstanding under either Credit Facility shall have exceeded for a 30 day period 103% of the aggregate Commitments of the Lenders in respect of such Credit Facility, in either case solely by virtue of a change in the Equivalent Amount in Cdn. Dollars of Accommodations made in US Dollars, the relevant Borrower shall forthwith following demand therefor by the Administration Agent pay to the Administration Agent such amount as is required to reduce such Principal Outstanding to such aggregate Commitments; provided that, for the purposes of the calculation of Principal Outstanding and Commitments under the foregoing provisions of this section 2.2(2), there shall be deducted from each of Principal Outstanding and Commitments the Equivalent Amount in Canadian Dollars of such Principal Outstanding in US Dollars as shall enjoy the benefit of a Hedge Instrument which protects the relevant Borrower against increases in the value of US Dollars as against Cdn. Dollars; provided further that, in the event that following repayment of all outstanding Prime Rate Advances and Base Rate Advances there remains an excess attributable to the outstanding principal amount under LIBOR

                  Advances or the Face Amount of outstanding Bankers' Acceptances or Letters of Credit, such excess amount shall be paid by the relevant Borrower to the Administration Agent, and shall be held by the Administration Agent (pending the expiry of subsisting Interest Periods, the maturity of Bankers' Acceptances or the termination of Letters of Credit, as the case may be) in a cash collateral account and invested as directed by such Borrower in Cash Equivalents as security for the obligations of such Borrower in respect of such LIBOR Advances, Bankers' Acceptances or Letters of Credit.

         (3) Optional Extensions. The relevant Borrower may, during the period between 45 and 90 days prior to the subsisting 364-Day Availability Termination Date, make a request to the Administration Agent for an extension of such date (and therefore the 364-Day Revolving Period) for an additional period of 364 days. Not later than the date that is 21 days after such request or 45 days prior to the subsisting 364-Day Availability Termination Date, whichever is the later, the Administration Agent, subject to the consent of the Majority Lenders under the 364-Day Facility (which consent may be granted or refused by the 364-Day Lenders in their sole and absolute discretion), will extend such 364-Day Availability Termination Date for an additional period of 364 days, such extension applying only to those 364-Day Lenders which provided their consent to the extension request. A failure of a Lender to respond affirmatively to the Administration Agent, or a failure of the Administration Agent to respond affirmatively to such Borrower, prior to the time required for a response shall be considered a negative response.

                  In the event that the Majority Lenders (collectively, the "CONSENTING LENDERS") under the 364-Day Facility shall consent as aforesaid to an extension of such 364-Day Availability Termination Date, the Accommodations under the 364-Day Facility of a 364-Day Lender not consenting (a "NON-CONSENTING LENDER") shall be subject to the following options of the relevant Borrower in respect of such Lender (which options may be exercised by such Borrower in combination with respect to a Non-Consenting Lender, and in a different manner with respect to different Non-Consenting Lenders):

                  (a) on or before the subsisting 364-Day Availability Termination Date, to repay any Accommodations made by the Non-Consenting Lender under the 364-Day Facility and reduce the aggregate 364-Day Facility by the Commitment of such Non-Consenting Lender under the 364-Day Facility;

                  (b) on or before the subsisting 364-Day Availability Termination Date, to replace all or part of the Commitment of the Non-Consenting Lender under the 364-Day Facility by Commitment increases of one or more Consenting Lenders, at their option, or by one or more new lenders satisfactory to such Borrower and the Administration Agent acting reasonably and, to the extent that the Commitment of the Non-Consenting Lender under the 364-Day Facility is not replaced, to repay any remaining Accommodations made by the Non-Consenting Lender under the 364-Day Facility and reduce the Commitment of such Non-Consenting Lender under the 364-Day Facility; and

                  (c) to allow the Accommodations made or required to be made by the Non-Consenting Lenders up to the subsisting 364-Day Availability Termination Date to remain outstanding under the 364-Day Facility after the subsisting 364-Day Availability Termination Date as if such date were not extended, and accordingly the Final Maturity Date for the 364-Day Facility shall also be deemed not to have been extended with respect to such Accommodations.

                  For greater certainty:

                           (i)      except for Accommodations remaining
                                    outstanding as contemplated by the foregoing paragraph (c) (including Rollovers and Conversions thereof) (collectively,
                                    "TERMED-OUT ACCOMMODATIONS"), Applicable
                                    Margins and fees are subject to review by the Consenting Lenders on each optional extension request, without the need for any further approval under section 12.2;

                           (ii) fees under section 2.7(a) shall not be payable in respect of Termed-Out Accommodations; and

                           (iii) the Borrower may from time to time repay and reborrow Accommodations under the 364-Day Facility without repaying any portion of the Termed-Out Accommodations; provided that, if the remaining Commitments in respect of the 364-Day Facility are at any time reduced or any permanent repayment in respect of the 364-Day Facility is made, the same percentage of the Termed-Out Accommodations will concurrently be permanently repaid.

2.3 REPLACEMENT OF BORROWER. TELUS and TCI may at any time prior to the 364-Day Availability Termination Date deliver to the Administration Agent a notice to the effect that TELUS will be replaced by TCI as the Borrower under the 364-Day Facility, which replacement will become effective on such date (occurring prior to the 364-Day Availability Termination Date) as shall be stipulated by TELUS and TCI in such notice; provided that it shall be a condition to the effectiveness of such replacement that no Default or Event of Default shall have occurred and be continuing. Any such notice may (at the option of TELUS and TCI) provide that, upon such replacement becoming effective, the Final Maturity Date for the 364-Day Facility shall (subject to extension under section 2.2(3)) be that number of days after the 364-Day Availability Termination Date as specified in such notice; provided that the number of days so specified shall in any event be less than 365. Upon such replacement becoming effective:

                  (a) any reference herein to the "relevant Borrower" in the context of the 364-Day Facility shall constitute a reference to TCI;

                  (b) any Obligations outstanding under the 364-Day Facility shall cease to be obligations of TELUS and shall become obligations of TCI; and

                  (c) TELUS shall thenceforth have no ability to avail itself of Accommodations under the 364-Day Facility.

2.4      VOLUNTARY REDUCTIONS AND PREPAYMENTS.

         (1) Reductions of Commitments. The relevant Borrower shall have the right at any time and from time to time, without penalty or bonus, upon delivery of a Repayment/ Cancellation Notice to the Administration Agent on the Required Notice, to terminate the whole or reduce in part on a permanent basis the unused portion of the Commitments of the Lenders in respect of a Credit Facility (pro rata among such Lenders on the basis of their respective Commitments in respect of such Credit Facility); provided that each partial reduction shall be in an aggregate minimum amount of C$10 million and multiples in excess thereof of C$5 million.

         (2) Prepayment of Credit Facility. The relevant Borrower shall have the right at any time and from time to time, without penalty or bonus but subject to section 9.4(1), upon delivery of a Repayment/Cancellation Notice to the Administration Agent on the Required Notice, to effect a voluntary prepayment on account of the Principal Outstanding under a Credit Facility, which prepayment (subject to the Majority Lenders in any specific instance waiving such requirement) shall be in an aggregate minimum amount of C$10 million or US$10 million, as the case may be, and multiples in excess thereof of C$5 million or US$5 million, as the case may be, or in the full amount of such Principal Outstanding.

2.5      PAYMENTS.

         (1) Payment Account. The relevant Borrower shall make each payment to be made hereunder from a location within Canada, following delivery of (where applicable) a Repayment/Cancellation Notice and on the Required Notice, not later than 2:00 p.m. (Toronto time) in the currency of the Accommodation or other Obligation in respect of which such payment is made (be it Canadian Dollars or US Dollars) on the day (subject to section 2.5(2)) when due, in same day funds, by deposit of such funds to the Payment Account.

         (2) Business Day. Subject to the next following sentence and the definition of "Final Maturity Date", whenever any payment hereunder is due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of interest or fees, as the case may be. If any such extension would cause any payment of interest or fees on an Accommodation to be made in the next following calendar month, such payment shall be made on the last preceding Business Day.

         (3) Application. Unless otherwise provided herein, all amounts received by the Administration Agent on account of the Obligations shall be applied by the Administration Agent as follows:

                  (a) first, to fulfil the relevant Borrower's obligation to pay accrued and unpaid interest due and owing (including interest on overdue interest and on other amounts), excluding interest accruing on BA Equivalent Loans;

                  (b) second, to fulfil such Borrower's obligation to pay any fees which are due and owing to the Lenders hereunder (including those fees set forth in section 2.7), and any Increased Costs and other unpaid costs, expenses and other amounts payable to the Administration Agent and the Lenders in connection with any of the Credit Facility Documents;

                  (c) third, to fulfil such Borrower's obligation to pay interest accruing on BA Equivalent Loans and any amounts due and owing on account of Principal Outstanding under the Credit Facilities (including in respect of the Face Amount of outstanding Bankers' Acceptances and Letters of Credit); and

                  (d) fourth, to such Borrower or as any court of competent jurisdiction may otherwise direct.

         (4) Pro Rata Basis. All payments of principal, interest and fees herein set forth, unless otherwise expressly stipulated, shall be made for the account of, and distributed by the Administration Agent to, the relevant Lenders pro rata on the basis of their respective Commitments with respect to the relevant Credit Facility; provided that, in the event that certain Lenders have received payment of interest as accrued up to a certain date, and other Lenders have only received payment as accrued up to an earlier date, any amounts required to be applied to interest hereunder shall first be paid to such other Lenders, until all Lenders have received payment of interest as accrued up to the same date, and thenceforth to all Lenders as otherwise required by this agreement.

         (5) Netting. If on any date liquidated amounts (other than interest and fees) would be payable under this agreement in the same currency by a Borrower to certain Lenders and by such Lenders to such Borrower, then on such date, at the election of and upon notice from the Administration Agent stating that netting is to apply to such payments, each such party's obligations to make payment of any such amount will be automatically satisfied and discharged and, if the aggregate amount that would otherwise have been payable by such Borrower to such Lenders exceeds the aggregate amount that would otherwise have been payable by such Lenders to such Borrower or vice versa, such obligations shall be replaced by an obligation upon such Borrower or such Lenders by whom the larger aggregate amount would have been payable to pay to the other the excess of the larger aggregate amount over the smaller aggregate amount.

         (6) Payments Free of Set-off. Except as set forth in section 2.5(5), each payment made by a Borrower on account of the Obligations shall be made without set-off or counterclaim.

2.6      COMPUTATIONS.

         (1)      Basis. All computations of:

                  (a) interest based on the Prime Rate and the Base Rate shall be made by the Administration Agent on the basis of a year of 365 days or, in the case of a leap year, 366 days and the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable; and

                  (b) interest based on LIBOR shall be made by the Administration Agent on the basis of a year of 360 days and the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable.

                  Computations of fees under sections 2.7(a), 4.6 and 5.6(1) and
                  (2) shall be made by the Administration Agent on the basis of a year of 365 days or, in the case of a leap year and only with respect to fees under sections 2.7(a) and 5.6(1) and (2), 366 days and the actual number of days (including the first day but excluding the last day) occurring in the period for which such fees are payable. Each determination by the Administration Agent of an amount of interest, Discount Proceeds or fees payable by a Borrower hereunder shall be conclusive and binding for all purposes, absent demonstrated error.

(2) Interest Act (Canada). For purposes of disclosure pursuant to the Interest Act (Canada), the yearly rate of interest to which any rate of interest based on LIBOR is equivalent may be determined by multiplying the applicable rate by a fraction, the numerator of which is the number of days to the same calendar date in the next calendar year (or 365 days if the calculation is made as of February 29) and the denominator of which is 360.

2.7 FEES. The Borrowers shall pay to the Administration Agent the following fees, calculated as follows:

         (a) in respect of each Credit Facility, a commitment fee (for the account of the Lenders pro rata on the basis of their respective Commitments under such Credit Facility) payable by the relevant Borrower in Cdn. Dollars quarterly in arrears on the fifth Business Day of the first month following the end of each Financial Quarter, and on the final day of availability under such Credit Facility of Accommodations (other than Conversions or Rollovers), calculated on a daily basis on the difference between the aggregate C$ Equivalent Principal Outstanding (converted for purposes of such calculation into the Equivalent Amount in Cdn. Dollars as at the last day of such Financial Quarter) under such Credit Facility and the aggregate Commitments with respect to such Credit Facility, at the rate set forth in the definition of Applicable Margin; and

         (b) the fees agreed with the Administration Agent in an agreement of even date.

2.8 INTEREST ON OVERDUE AMOUNTS. Except as otherwise provided in this agreement, each amount owed by a Borrower to a Lender which is not paid when due (whether at stated maturity, on demand, by acceleration or otherwise) shall bear interest (both before and after maturity, default and judgment), from the date on which such amount is due until such amount is paid in full, payable on demand, at a rate per annum equal at all times to the Base Rate (in the case of amounts denominated in US Dollars) or the Prime Rate (in the case of amounts denominated in Cdn. Dollars), in each case plus the Applicable Margin plus a further two (2%) percent per annum,

2.9 ACCOUNT DEBIT AUTHORIZATION. Each Borrower authorizes and directs the Administration Agent, in its discretion, to automatically debit, by mechanical, electronic or manual means, the bank accounts of such Borrower maintained with TD Bank (for so long as TD Bank is Administration Agent hereunder) and designated by such Borrower in writing for all amounts due and payable under this agreement on account of principal, interest and fees comprised in the Obligations.

2.10 ADMINISTRATION AGENT'S DISCRETION ON ALLOCATION. In the event that it is not practicable to:

         (a)      allocate an Accommodation pro rata in accordance with section
                  3.2 or 4.1(2) by reason of the occurrence of circumstances described in Article 9; or

         (b)      allocate a Drawing among the Lenders in accordance with
                  section 4.1(2) by reason of the need to ensure that the aggregate amount of Bankers' Acceptances required to be accepted hereunder complies with the minimum amounts or increments set forth in section 2.1(4);

         the Administration Agent is authorized by the Borrowers and each Lender to make such allocation as the Administration Agent determines in its sole and unfettered discretion may be equitable in the circumstances, subject in all cases to section 2.1. All fees in respect of any such Drawing, and fees payable under section 2.7(a), shall be adjusted, as among the Lenders, by the Administration Agent accordingly.

2.11 WHERE BORROWER FAILS TO PAY. Unless the Administration Agent has been notified in writing by a Borrower at least one Business Day prior to the date on which any payment to be made by such Borrower hereunder is due that such Borrower does not intend to remit such payment, the Administration Agent may, in its discretion, assume that such Borrower has remitted such payment when so due and the Administration Agent may, in its discretion and in reliance upon such assumption, make available to each relevant Lender on such payment date an amount equal to the portion of such payment which is due to such Lender pursuant to this agreement. If such Borrower does not in fact remit such payment to the Administration Agent, the Administration Agent (without prejudice to any rights or remedies of the Lenders against the Borrowers) shall promptly notify each relevant Lender and each such Lender shall forthwith on demand repay to the Administration Agent an amount equal to the portion of such assumed payment made available to such Lender, together with interest thereon until the date of repayment thereof at a rate determined by the Administration Agent (such rate to be conclusive and binding on such Lender) in accordance with the Administration Agent's usual banking practice for similar advances to financial institutions of like standing as such Lender but in no event greater than the Prime Rate.

2.12     ROLLOVER AND CONVERSION.

         (1) General. Subject to the terms and conditions of this agreement, a Borrower may from time to time request that any Drawing or type of Borrowing or any portion thereof be rolled over or converted in accordance with the provisions hereof.

         (2) Request. Each request by a Borrower for a Rollover or Conversion shall be made by the delivery of a duly completed and executed Accommodation Request to the Administration Agent with the Required Notice and the provisions of Articles 3 or 4 shall apply to each request for a Rollover or Conversion as if such request were a request thereunder for an Advance or a Drawing (as the case may be).

         (3) Effective Date. Each Rollover or Conversion of a LIBOR Advance or Bankers' Acceptance shall be made effective as of, in the case of a LIBOR Advance, the last day of the subsisting Interest Period and, in the case of a Bankers' Acceptance, the maturity date applicable thereto.

         (4) Failure to Elect. If a Borrower does not deliver an Accommodation Request at or before the time required by section 2.12(2) and:

                  (a) in the case of a Bankers' Acceptance fails to give the Required Notice that it will pay to the Administration Agent for the account of the applicable Lender the Face Amount thereof on the maturity date or if such Borrower gives such notice but fails to act in accordance with it, such Borrower shall be deemed to have requested a Conversion of the Face Amount thereof to a Prime Rate Advance and all of the provisions hereof relating to a Prime Rate Advance shall apply thereto; or

                  (b) in the case of a LIBOR Advance, fails to give the Required Notice that it will pay to the Administration Agent for the account of the applicable Lender the principal amount thereof at the end of the relevant Interest Period or if such Borrower gives such notice but fails to act in accordance with it, such Borrower shall be deemed to have requested a Rollover of such Advance to either a LIBOR

                           Advance having an Interest Period of one month (and all of the provisions hereof applicable to LIBOR Advances shall apply thereto) (in the case of a failure to deliver an Accommodation Request and give the Required Notice) or a Base Rate Advance (in the case of a failure to act in accordance with a notice).

         (5) Continuing Obligation. A Rollover or Conversion shall not constitute a repayment of the relevant Accommodation or a re-borrowing by the relevant Borrower but shall result in a change in the basis of calculation of interest, discounts or fees (as the case may be) for, and/or currency of, such Accommodation. However, where a Conversion takes place from a US Dollar Advance to a Canadian Dollar Advance, or vice versa, the same may be effected only by such Borrower repaying the entire Principal Outstanding under the existing Advance (together with all accrued and unpaid interest thereon), in the currency of such existing Advance, and receiving the proceeds of the new Advance in the currency of such new Advance.

         (6) Limit. Notwithstanding any other provision of this agreement, at no time shall there be more than eight separate maturity dates, in aggregate, for all LIBOR Advances and Bankers' Acceptances outstanding under the 4-Year Facility, and eight separate maturity dates, in aggregate, for all LIBOR Advances and Bankers' Acceptances outstanding under the 364-Day Facility.

                                    ARTICLE 3
                                    ADVANCES

3.1      ADVANCES.

         (1) Commitment. Each Lender agrees (on a several basis with the other Lenders under each relevant Credit Facility, up to the amount of such Lender's Commitment thereunder), on the terms and conditions herein set forth, from time to time on any Business Day, to make Advances under each relevant Credit Facility prior to the cancellation or termination thereof.

         (2) Amounts. The aggregate principal amount of each Borrowing shall comply with section 2.1(4).

3.2      MAKING THE ADVANCES (EXCEPT SWINGLINE ADVANCES).

         (1) Notice. Each Borrowing shall be made on the Required Notice given not later than 1:00 p.m. (Toronto time) by the relevant Borrower to the Administration Agent, and the Administration Agent shall give to each

                  Lender prompt notice thereof and of such Lender's rateable portion of each type of Borrowing to be made under the Borrowing and the Equivalent Amount in US Dollars where such Lender has the option of providing funds in US Dollars. Each such notice of a Borrowing shall be given by way of an Accommodation Request or by telephone (confirmed promptly in writing), with the same information as would be contained in an Accommodation Request, including the requested date of such Borrowing and the aggregate amount of each type of Borrowing comprising such Borrowing.

         (2) Lender Funding. Each Lender shall, before noon (Toronto time) on the date of the requested Borrowing, deposit to the relevant Payment Account in same day funds such Lender's rateable portion (subject to section 2.10) of each type of Borrowing comprising such Borrowing (in Canadian Dollars, in the case of Prime Rate Advances, and in US Dollars, in the case of LIBOR Advances and Base Rate Advances). Promptly upon receipt by the Administration Agent of such funds and upon fulfilment of the applicable conditions set forth in Article 6, the Administration Agent will make such funds available to the relevant Borrower by debiting such account (or causing such account to be debited), and by crediting such account of such Borrower as shall be agreed with the Administration Agent (or causing such account to be credited) with such Advances.

         (3) Failure by Lender to Fund. Unless the Administration Agent shall have received notice from a Lender at least one
                  Business Day prior to the date of any Borrowing that such Lender will not make available to the Administration Agent such Lender's rateable portion of a type of Borrowing comprising such Borrowing, the Administration Agent may assume that such Lender has made each such portion available to the Administration Agent on the date of such Borrowing in accordance with section 3.2(2) and the Administration Agent may, in reliance upon such assumption, make available to the relevant Borrower on such date corresponding amounts. If and to the extent that such Lender shall not have made its rateable portions available to the Administration Agent, such Lender shall pay such corresponding amounts to the Administration Agent forthwith on demand. If such Lender shall pay such corresponding amounts to the Administration Agent, the amounts so paid shall constitute such Lender's rateable portions of such Borrowing for the purposes of this agreement. The Administration Agent shall also be entitled to recover from such Lender interest on such corresponding amounts, for each day from the date such amounts were made available by the Administration Agent to such Borrower until the date such amounts are repaid to the Administration
                  Agent, at the rate payable by
                  such Borrower with respect to the affected type of Borrowing, together with the Administration Agent's reasonable administrative fee. If such Lender shall not pay such corresponding amounts to the Administration Agent forthwith on demand, such Borrower shall pay such corresponding amounts (together with accrued and unpaid interest at the applicable rate herein set forth for the affected type of Borrowing) to the Administration Agent within three Business Days of demand being made upon it.

         (4) Notice of Failure. The Administration Agent shall notify the relevant Borrower of the failure of any Lender to make an Advance if:

                  (a)      such failure has not been remedied within seven days;
                           or

                  (b) the Administration Agent reasonably believes that such failure was caused by any reason other than a technical failure or as a result of a defect in the arrangements hereunder for funding Advances.

                  The Administration Agent shall not be liable to either Borrower or any Lender in respect of notice given or not given pursuant to this section 3.2(4). In the event of the continuing failure by any Lender (in this section 3.2(4), the "DEFAULTING LENDER") to make an Advance, the relevant Borrower shall use its reasonable best efforts in consultation with the Administration Agent to arrange for one or more other persons (in this section 3.2(4), the "ASSUMING LENDER") reasonably satisfactory to such Borrower and the Administration Agent to assume all or a portion of the relevant Commitments and acquire the outstanding Accommodations and other rights and interests of the defaulting Lender hereunder. The assuming Lender and defaulting Lender shall execute all such documents as may be reasonably required by the Administration Agent and such Borrower to effect such assumption and acquisition.

3.3 INTEREST ON ADVANCES. The relevant Borrower shall pay interest on the unpaid principal amount of each Advance at the following rates per annum:

         (1) Prime Rate Advances. If and so long as such Advance is a Prime Rate Advance, at a rate per annum equal at all times to the sum of the Prime Rate in effect from time to time plus the Applicable Margin, calculated on the daily principal amount outstanding under such Prime Rate Advance and payable in Cdn. Dollars in arrears:

                  (a) monthly on the fifth Business Day of each month with respect to the previous calendar month (calculated as at the last day of such previous calendar month); and

                  (b) when such Prime Rate Advance becomes due and payable in full.

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


         (2) Base Rate Advances. If and so long as such Advance is a Base Rate Advance, at a rate per annum equal at all times to the sum of the Base Rate in effect from time to time plus the Applicable Margin, calculated on the daily principal amount outstanding under such Base Rate Advance and payable in US Dollars in arrears:

                  (a) monthly on the fifth Business Day of each month with respect to the previous calendar month (calculated as at the last day of such previous calendar month); and

                  (b) when such Base Rate Advance becomes due and payable in full.

         (3) LIBOR Advances. If and so long as such Advance is a LIBOR Advance, at a rate per annum equal at all times during each Interest Period for such LIBOR Advance to the sum of LIBOR for such Interest Period plus the Applicable Margin, calculated on the daily principal amount outstanding under such LIBOR Advance and payable (as the case may be) in US Dollars:

                  (a) at the end of each Interest Period (except where such Interest Period exceeds three months in duration, in which case such interest shall be payable on the dates falling every three months following the commencement of the Interest Period and, finally, at the end of such Interest Period); and

                  (b) when such LIBOR Advance becomes due and payable in full or is converted to a Base Rate Advance.

                                   ARTICLE 4
                              BANKERS' ACCEPTANCES

4.1      ACCEPTANCES.

         (1) Commitment. Subject to section 4.11, each Lender agrees (on a several basis with the other Lenders under each relevant Credit Facility, up to the amount of such Lender's Commitment thereunder), on the terms and conditions herein set forth, from time to time on any Business Day, to accept and purchase Bankers' Acceptances under each relevant Credit Facility prior to the cancellation or termination thereof.

         (2) Amounts. Each Drawing shall be in an aggregate Face Amount not less than the minimum amount (or requisite multiple in excess thereof) set forth in section 2.1(4) and shall consist of the creation by the relevant Borrower of Bankers' Acceptances on the same day, effected or arranged by the Lenders in accordance with section 4.4, rateably according to their respective Commitments (subject to section 2.10).

4.2      DRAWDOWN REQUEST.

         (1) Notice. Each Drawing shall be made on the Required Notice given not later than 1:00 p.m. (Toronto time) by the relevant Borrower to the Administration Agent and the Administration Agent shall give to each Lender prompt notice thereof and of such Lender's rateable portion thereof. Each such notice of a Drawing shall be given by way of an Accommodation Request or by telephone (confirmed promptly in writing) with the same information as would be contained in an Accommodation Request, including the requested Drawing Date and the Face Amounts of the Drawing.

         (2) Maturity. The relevant Borrower shall not request in an Accommodation Request a term for Bankers' Acceptances under a Credit Facility which would end on a date subsequent to the Final Maturity Date for such Credit Facility or that would conflict with any repayment stipulated herein.

4.3      FORM OF BANKERS' ACCEPTANCES.

         (1)      Form. Each Bankers' Acceptance shall:

                  (a)      be in a Face Amount allowing for conformance with
                           section 2.1(4);

                  (b)      be dated the Drawing Date;

                  (c) mature and be payable by the relevant Borrower (in common with all other Bankers' Acceptances created in connection with such Drawing) on a Business Day which occurs no more than six months after the date thereof, subject to availability; and

                  (d)      be in a form satisfactory to the relevant Lender.

         (2) Grace. Each Borrower hereby waives presentment for payment and any other defence to payment of any amounts due in respect of any Bankers' Acceptance, and hereby renounces, and shall not claim, any days of grace for the payment of any Bankers' Acceptance.

4.4 COMPLETION OF BANKERS' ACCEPTANCE. Upon receipt of the notice from the Administration Agent pursuant to section 4.2(1), each Lender is thereupon authorized to execute Bankers' Acceptances as the duly authorized attorney of

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


         the relevant Borrower pursuant to section 4.8, in accordance with the particulars provided by the Administration Agent.

4.5 BA PROCEEDS. Each Lender shall, for same day value on the Drawing Date specified by the relevant Borrower in the applicable Accommodation Request, credit the relevant Payment Account with the applicable Discount Proceeds of the Bankers' Acceptances purchased by that Lender to the Administration Agent for the account of such Borrower, less the stamping fee set forth in section 4.6. Promptly upon receipt by the Administration Agent of such funds and upon fulfilment of the applicable conditions set forth in Article 6, the Administration Agent will make such funds available to such Borrower by debiting such account (or causing such account to be debited), and by crediting such account as shall be agreed with such Borrower (or causing such account to be credited) with such Discount Proceeds less such stamping fee. Each Lender may at any time and from time to time purchase, hold, sell, rediscount or otherwise dispose of any Bankers' Acceptance and no such dealing shall prejudice or impair such Borrower's obligations under section 4.7.

4.6 STAMPING FEE. The relevant Borrower shall pay to the Administration Agent in respect of each Drawing (for the account of the Lenders, pro rata on the basis of their respective Commitments, subject to section 2.10) a stamping fee in Cdn. Dollars. Such stamping fee shall be payable by such Borrower in full on the Drawing Date, and shall be calculated on the Face Amount of such Bankers' Acceptances on the basis of the number of days in the term of such Bankers' Acceptances (including the Drawing Date but excluding the maturity date) at a rate per annum equal to the applicable percentage set forth under "Bankers' Acceptances" in the definition of Applicable Margin.

4.7 PAYMENT AT MATURITY. The relevant Borrower shall pay to the Administration Agent, and there shall become due and payable, on the maturity date for each Bankers' Acceptance an amount in same day funds equal to the Face Amount of the Bankers' Acceptance. Such Borrower shall make each payment hereunder in respect of Bankers' Acceptances by deposit of the required funds to the relevant Payment Account. Upon receipt of such payment, the Administration Agent will promptly thereafter cause such payment to be distributed to the Lenders rateably (based on the proportion that the Face Amount of Bankers' Acceptances accepted by a Lender maturing on the relevant date bears to the Face Amount of Bankers' Acceptances accepted by all the Lenders maturing on such date). Such payment to the Administration Agent shall satisfy such Borrower's obligations under a Bankers' Acceptance to which it relates and the accepting institution shall thereafter be solely responsible for the payment of such Bankers' Acceptance.

4.8 POWER OF ATTORNEY RESPECTING BANKERS' ACCEPTANCES. In order to facilitate issues of Bankers' Acceptances pursuant to this agreement, each Borrower authorizes each Lender, and for this purpose appoints each Lender its lawful attorney (with full power of substitution), to complete, sign and endorse drafts issued in accordance with section 4.4 on its behalf in handwritten or by facsimile or mechanical signature or otherwise and, once so completed, signed and endorsed, and following acceptance of them as Bankers' Acceptance under this agreement, then purchase, discount or negotiate such Bankers' Acceptances in accordance with the provisions of this Article Four. Drafts so completed, signed, endorsed and negotiated on behalf of a Borrower by any Lender shall bind such Borrower as fully and effectively as if so performed by an authorized officer of such Borrower.

4.9 PREPAYMENTS. Except as required by section 4.10, no payment of the Face Amount of a Bankers' Acceptance shall be made by a Borrower to a Lender prior to the maturity date thereof. Any such required payment made before the applicable maturity date shall be held by the Administration Agent in a cash collateral account and invested in Cash Equivalents as security to provide for or to secure payment of the Face Amount of such outstanding Bankers' Acceptance upon maturity. Any such required payment made before the applicable maturity date by the relevant Borrower to the Administration Agent, to the extent of the amount thereof, shall satisfy such Borrower's obligations under the Bankers' Acceptance to which it relates as to a like amount. The accepting institution shall thereafter be solely responsible for the payment of the Bankers' Acceptance and shall indemnify and hold such Borrower harmless against any liabilities, costs or expenses incurred by such Borrower as a result of any failure by such Lender to pay the Bankers' Acceptance as to such like amount in accordance with its terms.

4.10 DEFAULT. Upon the occurrence of an Event of Default and the Administration Agent declaring the Obligations to be due and payable pursuant to section 10.2, and notwithstanding the date of maturity of any outstanding Bankers' Acceptances, an amount equal to the Face Amount of all outstanding Bankers' Acceptances which the Lenders are required to honour shall thereupon forthwith become due and payable by the relevant Borrower to the Administration Agent.

4.11 NON-ACCEPTANCE LENDERS. The parties acknowledge that a Lender (a "NON-ACCEPTANCE LENDER") may not be permitted by applicable Law to, or may not by virtue of customary market practices, stamp or accept commercial drafts. A Non-Acceptance Lender shall, in lieu of accepting and purchasing Bankers' Acceptances, make a BA Equivalent Loan. The amount of each BA Equivalent Loan shall be equal to the Discount Proceeds which would be realized from a hypothetical sale of those Bankers' Acceptances which that Non-Acceptance Lender would otherwise be required to accept and purchase as part of such Drawing. To determine the amount of those Discount Proceeds, the hypothetical sale shall be deemed to take place at the Non-Acceptance Discount Rate for that BA Equivalent Loan. Any BA Equivalent Loan shall be made on the relevant

         Drawing Date, and shall remain outstanding for the term of the relevant Bankers' Acceptances. For greater certainty, concurrently with the making of a BA Equivalent Loan, a Non-Acceptance Lender shall be entitled to deduct therefrom an amount equal to the stamping fee which that Lender would otherwise be entitled to receive pursuant to section 4.6 as part of that BA Equivalent Loan if that BA Equivalent Loan was a Bankers' Acceptance, based on the amount of principal and interest payable on the maturity date of that BA Equivalent Loan. On the maturity date for the Bankers' Acceptances required by a Borrower, such Borrower shall pay to each Non-Acceptance Lender the amount of such Lender's BA Equivalent Loan plus interest on the principal amount of that BA Equivalent Loan calculated at the applicable Non-Acceptance Discount Rate (in effect the date such BA Equivalent Loan was made) from the date of acceptance to but excluding the maturity date of that BA Equivalent Loan.

                                   ARTICLE 5
                               LETTERS OF CREDIT

5.1      LETTERS OF CREDIT COMMITMENT.

         (1) Issuance. Each 4-Year Lender agrees (on a several basis with the other 4-Year Lenders up to the amount of such Lender's Commitment under the 4-Year Facility), on the terms and conditions herein set forth, from time to time on any Business Day, to issue Letters of Credit under the 4-Year Facility, through the Fronting Lender for the account of TELUS prior to the cancellation or termination thereof; provided that at no time shall the Face Amount of outstanding Letters of Credit under the 4-Year Facility exceed collectively C$360 million.

         (2) Fronting. All Letters of Credit shall be issued by the Fronting Lender on behalf of the 4-Year Lenders and for this purpose:

                  (a) the Principal Outstanding in respect of such Letters of Credit shall be considered to be allocated among the 4-Year Lenders pro rata on the basis of their respective Commitments under the 4-Year Facility and, on the issuance of a Letter of Credit under the 4-Year Facility, the Administration Agent shall advise each of the 4-Year Lenders of their pro rata share of the liability under such Letter of Credit having regard to their respective Commitments under the 4-Year Facility and on the basis that each such Lender is liable to, and by entering into this agreement agrees to, indemnify and hold harmless the Fronting Lender in relation to the Fronting Lender's liability as issuer of such Letter of Credit to the extent of the amount of such pro rata share of such liability;

                  (b) for greater certainty and without limiting the generality of section 12.1, the Principal Outstanding among the 4-Year Lenders shall be adjusted in the circumstances and in the manner contemplated by section 12.1 in order to reflect the Issuance by the Fronting Lender on behalf of the 4-Year Lenders.

5.2 NOTICE OF ISSUANCE. Each Issuance shall be made on the Required Notice, given in the form of an Accommodation Request not later than 1:00 p.m. (Toronto time) by TELUS to the Fronting Lender (with a copy of each such Accommodation Request to the Administration Agent). In addition, TELUS shall execute and deliver the Fronting Lender's customary form of letter of credit indemnity agreement; provided that, if there is any inconsistency between the terms of this agreement and the terms of the Fronting Lender's customary form of indemnity agreement, the terms of this agreement shall prevail.

5.3 FORM OF LETTER OF CREDIT. Each Letter of Credit to be issued hereunder shall:

                  (a)      be dated the Issue Date;

                  (b) have an expiration date on a Business Day which occurs no more than 365 days after the Issue Date (provided that Letters of Credit may have a term in excess of 365 Days if the Fronting Lender shall agree); and

                  (c) comply with the definition of Letter of Credit and shall otherwise be satisfactory in form and substance to the Fronting Lender.

         Except to the extent otherwise expressly provided herein or in another Credit Facility Document, the Uniform Customs or, as the case may be, ISP98 shall apply to and govern each Letter of Credit.

5.4      PROCEDURE FOR ISSUANCE OF LETTERS OF CREDIT.

         (1) Issue. On the Issue Date, the Fronting Lender will complete and issue a Letter of Credit in favour of the Beneficiary as specified by TELUS in its Accommodation Request. Such Letters of Credit shall be deemed to have been issued by the 4-Year Lenders pro rata on the basis of their respective Commitments under the 4-Year Facility.

         (2) Time for Honour. No Letter of Credit shall require payment against a conforming draft to be made thereunder on the same Business Day upon which such draft is presented, if such presentation is made after 11:00 a.m. (Toronto time) on such Business Day.

         (3) Text. Prior to the Issue Date, TELUS shall specify a precise description of the documents and the verbatim text of any certificate to be presented by the Beneficiary prior to payment under the Letter of Credit. The Fronting Lender may require changes in any such documents or certificate, acting reasonably.

         (4) Conformity. In determining whether to pay under a Letter of Credit, the Fronting Lender shall be responsible only to determine that the documents and certificates required to be delivered under such Letter of Credit have been delivered and that they comply on their face with the requirements of such Letter of Credit.

5.5 PAYMENT OF AMOUNTS DRAWN UNDER LETTERS OF CREDIT. In the event of any request for a drawing under any Letter of Credit, the Fronting Lender may notify TELUS (with a copy of the notice to the Administration Agent) on or before the date on which it intends to honour such drawing. TELUS (whether or not such notice is given) shall reimburse the Fronting Lender on demand by the Fronting Lender, in Cdn. Dollars, an amount, in same day funds, equal to the amount of such drawing.

         Unless TELUS notifies the Fronting Lender and the Administration Agent, prior to 1:00 p.m. (Toronto time) on the second Business Day following receipt by TELUS of the notice from the Fronting Lender referred to in the preceding paragraph, that TELUS intends to reimburse the Fronting Lender for the amount of such drawing with funds other than the proceeds of Advances:

                  (a) TELUS shall be deemed to have given an Accommodation Request to the Administration Agent requesting the 4-Year Lenders to make a Prime Rate Advance on the third Business Day following the date on which such notice is provided by the Fronting Lender to TELUS in an amount equal to the amount of such drawing; and

                  (b) subject to the terms and conditions of this agreement (including those set forth in Article 6), the 4-Year Lenders shall, on the next Business Day following the date of such drawing, make such Advance in accordance with Article 3 and the Administration Agent shall apply the proceeds thereof to the reimbursement of the Fronting Lender for the amount of such drawing.

5.6      FEES.

         (1) Issue Fee. TELUS shall on the fifth Business Day following the end of each Financial Quarter and on the termination of each Letter of Credit issued under the 4-Year Facility pay to the Administration Agent in relation to each such Letter of Credit for the account of the 4-Year Lenders a fee in respect of each Letter of Credit outstanding during any portion of such Financial Quarter equal to that specified under "Issuance fee" in the definition of "Applicable Margin" multiplied by an amount equal to the undrawn portion of the Face Amount of each such Letter of Credit, such fee to be payable in Cdn. Dollars and determined for a period equal to the number of days during such Financial Quarter that each such Letter of Credit was outstanding.

         (2) Fronting Fee. In addition, TELUS shall on the fifth Business Day following the end of each Financial Quarter and on the termination of the Commitments under the 4-Year Facility pay to the Administration Agent in relation to Letters of Credit issued under the 4-Year Facility for the account of the Fronting Lender a fronting fee in respect of each Letter of Credit outstanding during any portion of such Financial Quarter equal to five basis points per annum multiplied by an amount equal to the undrawn portion of the Face Amount of each such Letter of Credit, such fee to be determined for a period equal to the number of days during such Financial Quarter that each such Letter of Credit was outstanding.

         (3) Administration Fee. TELUS shall pay to the Fronting Lender, upon the issuance, amendment or transfer of each Letter of Credit, the Fronting Lender's standard documentary and administrative charges for issuing, amending or transferring standby or commercial letters of credit or letters of guarantee of a similar amount, term and risk.

5.7 OBLIGATIONS ABSOLUTE. The obligation of TELUS to reimburse the Fronting Lender for drawings made under any Letter of Credit shall be unconditional and irrevocable and shall be fulfilled strictly in accordance with the terms of this agreement under all circumstances, including:

                  (a) any lack of validity or enforceability of any Letter of Credit;

                  (b) the existence of any claim, set-off, defence or other right which TELUS may have at any time against a Beneficiary or any transferee of any Letter of Credit (or any persons for whom any such transferee may be acting), the Fronting Lender, any 4-Year Lender or any other person, whether in connection with this agreement, the Credit Facility Documents, the transactions contemplated herein and therein or any unrelated transaction (including any underlying transaction between TELUS or an affiliate and the Beneficiary of such Letter of Credit);

                  (c) any draft, demand, certificate or other document presented under any Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect;

                  (d) payment by the Fronting Lender under any Letter of Credit against presentation of a demand, draft or certificate or other document which does not comply with the terms of such Letter of Credit (provided that such payment does not breach the standards of reasonable care specified in the Uniform Customs or disentitle the Fronting Lender to reimbursement under ISP98, in each case as stated on its face to be applicable to the respective Letter of Credit); or

                  (e) the fact that a Default or an Event of Default shall have occurred and be continuing.

5.8      INDEMNIFICATION; NATURE OF LENDERS' DUTIES.

         (1) Indemnity. In addition to amounts payable as elsewhere provided in this Article 5, TELUS hereby agrees to protect, indemnify, pay and save the Fronting Lender and each 4-Year Lender and their respective directors, officers, employees, agents and representatives harmless from and against any and all claims, demands, liabilities, damages, losses, costs, charges and expenses (including legal fees and expenses) which the indemnitee may incur or be subject to as a consequence, direct or indirect, of:

                  (a) the issuance of any Letter of Credit, other than as a result of the breach of the standards of reasonable care specified in the Uniform Customs or where the Fronting Lender would not be entitled to the foregoing indemnification under ISP98, in each case as stated on its face to be applicable to the respective Letter of Credit; or

                  (b) the failure of the indemnitee to honour a drawing under any Letter of Credit as a result of any act or omission, whether rightful or wrongful, of any present or future de jure or de facto Official Body (all such acts or omissions called in this section 5.8, "GOVERNMENT Acts").

         (2) Risk. As between TELUS, on the one hand, and the Fronting Lender and 4-Year Lenders, on the other hand, TELUS assumes all risks of the acts and omissions of, or misuse of the Letters of Credit issued by the Fronting Lender by, the respective Beneficiaries of such Letters of Credit and, without limitation of the foregoing, neither the Fronting Lender nor any 4-Year Lender shall be responsible for:

                  (a) the form, validity, accuracy, genuineness or legal effect of any document submitted by any party in connection with the application for and issuance of such Letters of Credit, even if it should in fact prove to be in any or all respects invalid, inaccurate, fraudulent or forged;

                  (b) the invalidity or insufficiency of any instrument transferring or assigning or purporting to transfer or assign any such Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason;

                  (c) errors, omissions, interruptions or delays in transmission or delivery of any messages, by fax, electronic transmission, mail, cable, telegraph, telex or otherwise, whether or not they are in cipher;

                  (d)      errors in interpretation of technical terms;

                  (e) any loss or delay in the transmission or otherwise of any document required in order to make a drawing under any such Letter of Credit or of the proceeds thereof;

                  (f) the misapplication by the Beneficiary of any such Letter of Credit of the proceeds of any drawing under such Letter of Credit; and

                  (g) any consequences arising from causes beyond the control of the Fronting Lender or any 4-Year Lender, including any Government Acts.

                  None of the above shall affect, impair or prevent the vesting of any of the Lenders' rights or powers hereunder. No action taken or omitted by the Fronting Lender or any 4-Year Lender under or in connection with any Letter of Credit issued by it or the related certificates, if taken or omitted in good faith, shall put the Fronting Lender or any 4-Year Lender under any resulting liability to TELUS (provided that the Fronting Lender acts in accordance with the standards of reasonable care specified in the Uniform Customs and otherwise as may be required under ISP98, in each case as stated on its face to be applicable to the respective Letter of Credit).

5.9 DEFAULT, MATURITY, ETC. Upon the earlier of the Final Maturity Date under the 4-Year Facility and the Administration Agent declaring the Obligations to be due

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         and payable pursuant to section 10.2, and notwithstanding the expiration date of any outstanding Letters of Credit, an amount equal to the Face Amount of all outstanding Letters of Credit, and all accrued and unpaid fees owing by TELUS in respect of the Issuance of Letters of Credit pursuant to section 5.6, if any, shall thereupon forthwith become due and payable by TELUS to the Administration Agent and, except for any amount payable in respect of unpaid fees as aforesaid, such amount shall be held in a cash collateral account by the Administration Agent and invested in Cash Equivalents as security to provide for or to secure payment of the amounts payable under such Letters of Credit in respect of any drawing thereunder.

         TELUS shall pay to the Administration Agent the aforesaid amount in respect of both any Letter of Credit outstanding hereunder and any Letter of Credit which is the subject matter of any order, judgment, injunction or other such determination (in this section 5.9, a "JUDICIAL ORDER") restricting payment by the Fronting Lender under and in accordance with such Letter of Credit or extending the Fronting Lender's liability under such Letter of Credit beyond the expiration date stated therein. Payment in respect of each such Letter of Credit shall be due in the currency in which such Letter of Credit is stated to be payable.

         Subject to section 2.5(5), the Administration Agent shall with respect to each such Letter of Credit, upon the later of:

                  (a) the date on which any final and non-appealable order, judgment or other such determination has been rendered or issued either terminating the applicable Judicial Order or permanently enjoining the Fronting Lender from paying under such Letter of Credit; and

                  (b)      the earlier of:

                           (i)   the date on which either the original
                                 counterpart of the Letter of Credit is
                                 delivered to the Administration Agent for cancellation or the Fronting Lender is released by the Beneficiary from any further obligations in respect thereof; and

                           (ii) the expiry (to the extent permitted by any applicable Law) of such Letter of Credit;


         pay to TELUS an amount equal to the difference between the amount paid to the Administration Agent by TELUS pursuant to this section 5.9 and the aggregate amount paid by the Fronting Lender under such Letter of Credit.

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                                   ARTICLE 6
                               CLOSING CONDITIONS

6.1 CLOSING CONDITIONS TO INITIAL AVAILABILITY. The Borrowers shall not be entitled to an Accommodation under either of the Credit Facilities unless the conditions precedent set forth in this section 6.1 have been satisfied, fulfilled or otherwise met to the satisfaction of the Lenders on the Closing Date.

         (1) Documents. The Credit Facility Documents (other than Bankers' Acceptances and Letters of Credit yet to be issued) shall have been executed and delivered to the Administration Agent.

         (2) Constitutional Documents. The Administration Agent shall have received certified copies of the constitutional documents of the Borrowers and each Material Subsidiary.

         (3) Resolutions. The Administration Agent shall have received certified copies of resolutions of the board of directors (or, where applicable, executive, audit or other relevant committee thereof) of each Borrower authorizing the execution, delivery and performance of each Credit Facility Document to which it is a party.

         (4) Incumbency. The Administration Agent shall have received a certificate of the secretary or an assistant secretary of each Borrower certifying the names and the true signatures of the officers authorized to sign the Credit Facility Documents to which it is a party.

         (5) Good Standing. The Administration Agent shall have received a certificate of good standing or like certificate in respect of each Borrower and Material Subsidiary available from appropriate government officials of its jurisdiction of formation.

         (6) Representations and Warranties. All of the representations and warranties contained herein or in any other Credit Facility Document shall be true and correct in all material respects on and as of the Closing Date as though made on and as of such date and the Administration Agent shall have received a certificate of a Senior Officer of TELUS so certifying to the Lenders.

         (7) No Default. No Default or Event of Default shall have occurred and be continuing, and the Administration Agent shall have received a certificate of a Senior Officer of TELUS so certifying to the Lenders.

         (8) Financial Statements. The Administration Agent shall have received the most recent annual audited and quarterly unaudited financial statements

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

                  of TELUS, together with a Compliance Certificate as at March 31, 2004 confirming compliance with section 8.2(3).

         (9) Fees. The Administration Agent and the Lenders shall have received payment of all fees and all reimbursable expenses then due.

         (10) Ratings. The Administration Agent shall have received particulars of the Ratings, if any, certified by a Senior Officer of TELUS, failing which the Applicable Margin shall be determined in accordance with clause (a) of the definition thereof.

         (11) Opinions. The Administration Agent shall have received an opinion of counsel to the Borrowers substantially in the form of schedule 8 annexed hereto and shall have received the favourable opinion of Lenders' Counsel in form and substance satisfactory to the Administration Agent with respect to the matters covered by the aforementioned opinion and such other matters as the Administration Agent shall reasonably request.

         (12) Existing Facilities. All commitments under the first amended and restated credit agreement dated for reference May 29, 2002 among TELUS Corporation as Borrower, The Toronto-Dominion Bank as Administration Agent, and the Lenders referred to therein shall have been terminated or shall concurrently be terminated.

         (13) Other. The Administration Agent shall have received such supporting and other certificates and documentation as the Lenders may reasonably request.

6.2 GENERAL CONDITIONS FOR ACCOMMODATIONS. The Borrowers shall not be entitled to any Accommodations (other than by Conversion or Rollover) after the Closing Date unless and until the conditions precedent set forth in this section 6.2 have been satisfied, fulfilled or otherwise met to the satisfaction of the Lenders.

         (1) Documents. The Credit Facility Documents (other than Bankers' Acceptances and Letters of Credit yet to be issued) shall have been executed and delivered to the Administration Agent.

         (2) Representations and Warranties. All of the representations and warranties contained herein or in any other Credit Facility Document shall be true and correct in all material respects on and as of such date as though made on and as of such date (unless expressly stated to be made as of the Closing Date or some other specified date) and the Administration Agent shall have received a certificate of an authorized officer of TELUS so certifying to the Lenders.

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         (3)      No Default. No Default or Event of Default shall have
                  occurred and be continuing and the Administration Agent shall have received a certificate of an authorized officer of TELUS so certifying to the Lenders.

         (4) Other. The Lenders shall have received such supporting and other certificates and documentation as the Lenders may reasonably request.

6.3 CONVERSIONS AND ROLLOVERS. The obligation of the Lenders to make any Accommodation by Conversion or Rollover under any Credit Facility shall be subject to the condition precedent that no Default or Event of Default shall have occurred and be continuing, and an authorized officer of TELUS shall so certify to the Lenders in the applicable Accommodation Request.

6.4 DEEMED REPRESENTATION. Each of the giving of any Accommodation Request and the acceptance or use by a Borrower of the proceeds of any Accommodation shall be deemed to constitute a representation and warranty by such Borrower that, on the date of such Accommodation Request and on the date of any Accommodation being provided and after giving effect thereto, the applicable conditions precedent set forth in this Article 6 shall have been satisfied, fulfilled or otherwise met.

6.5 CONDITIONS SOLELY FOR THE BENEFIT OF THE LENDERS. All conditions precedent to the entitlement of the Borrowers to any Accommodations hereunder are solely for the benefit of the Lenders, and no other person shall have standing to require satisfaction or fulfilment of any condition precedent or that it be otherwise met and no other person shall be deemed to be a beneficiary of any such condition, any and all of which may be freely waived in whole or in part by the Lenders at any time the Lenders deem it advisable to do so in their sole discretion.

6.6 NO WAIVER. The making of any Accommodations without one or more of the conditions precedent set forth in this Article 6 having been satisfied, fulfilled or otherwise met shall not constitute a waiver by the Lenders of any such condition, and the Lenders reserve the right to require that each such condition be satisfied, fulfilled or otherwise met prior to the making of any subsequent Accommodations.

6.7 FINAL DATE FOR INITIAL ACCOMMODATION. In the event that the conditions precedent set forth in section 6.1 have not been satisfied, fulfilled or otherwise met prior to the close of business of the Administration Agent in Toronto on May 26, 2004, all obligations of the Lenders hereunder shall forthwith terminate without the necessity of any notice to the Borrowers or any other person.

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                                   ARTICLE 7
                         REPRESENTATIONS AND WARRANTIES


Each Borrower (i) represents and warrants to the Lenders as set forth in this
Article 7, (ii) acknowledges that the Lenders are relying thereon in entering into this agreement and providing Accommodations from time to time, (iii) agrees that no investigation at any time made by or on behalf of the Lenders shall diminish in any respect whatsoever their right to rely thereon, and (iv) agrees that all representations and warranties shall be valid and effective as of the date when given or deemed to have been given and to such extent shall survive the execution and delivery of this agreement and the provision of Accommodations from time to time.

7.1 EXISTENCE. Such Borrower and each Material Subsidiary of such Borrower is a person duly incorporated or otherwise formed and is validly subsisting and in good standing under the laws of its jurisdiction of formation, and is duly qualified to do business in all jurisdictions where the failure to so qualify would reasonably be expected to have a Material Adverse Effect.

7.2 AUTHORITY. Such Borrower has full corporate right, power and authority to enter into, and perform its obligations under each Credit Facility Document to which it is or will be a party, and such Borrower and each Material Subsidiary of such Borrower has full corporate or partnership power and authority to own and operate its properties and to carry on its business as now conducted or as contemplated to be conducted.

7.3 AUTHORIZATION, GOVERNMENTAL APPROVALS, ETC. As at the Closing Date, the execution and delivery of this agreement and each other Credit Facility Document to which it is or will be a party, and the performance by it of its obligations hereunder and thereunder, have been duly authorized by all necessary corporate action on the part of such Borrower, and no Permit under any applicable Law, and no registration, qualification, designation, declaration or filing with any Official Body having jurisdiction over it, is or was necessary therefor or to preserve the benefit thereof to the Lenders except as has heretofore been effected or obtained.

7.4 ENFORCEABILITY. This agreement has been duly executed and delivered by such Borrower and constitutes, and each other Credit Facility Document to which it is or will be a party and each other document hereby or thereby contemplated when executed by it will constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to such qualifications as may be set forth in the opinion of counsel to the Borrowers delivered pursuant to section 6.1(11).

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

7.5 NO BREACH. The execution and delivery by such Borrower of each Credit Facility Document to which it is or will be a party and each other document hereby or thereby contemplated and the performance by it of its obligations hereunder and thereunder do not and will not:

                  (a) conflict with or result in a breach of any of the terms, conditions or provisions of:

                           (i)    its charter documents or by-laws;

                           (ii)   any Law;

                           (iii) any material contractual restriction binding on or affecting it or its properties; or

                           (iv) any material writ, judgment, injunction, determination or award which is binding on it; or

                  (b)      result in, or require or permit:

                           (i) the imposition of any Lien (other than Permitted Liens) on or with respect to any properties now owned or hereafter acquired by it; or

                           (ii) the acceleration of the maturity of any of its Debt under any contractual provision binding on or affecting it.

7.6 SUBSIDIARIES. The only Material Subsidiaries of TELUS are as set forth in schedule 4 annexed hereto. TELUS owns on the date hereof, and will own on the Closing Date, legally and beneficially (directly or indirectly) the respective portions of the outstanding shares in the capital of the Material Subsidiaries as shown in schedule 4 annexed hereto.

         Save as set forth in schedule 4 annexed hereto and save for statutory pre-emptive rights, no person has any agreement or option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase of shares in the capital of any Material Subsidiary. Each of the representations and warranties in this section 7.6 is made as of the Closing Date.

7.7 COMPLIANCE. Except as otherwise disclosed in writing to the Lenders prior to the Closing Date:

                  (a) no Default or Event of Default has occurred and is continuing as at the Closing Date; and

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

                  (b) as at the Closing Date, neither such Borrower nor any of its Material Subsidiaries is in breach or default, or is aware of any event or circumstance which, but for the passage of time or the giving of notice or both, would constitute a breach or default:

                           (i) under any contract or agreement to which it is a party or by which it is bound (nor is it aware of any breach or default by any other party thereunder); or

                           (ii)   under any Law (including any Environmental
                                  Law) by which it is bound;

                           where such breach or default has had or would reasonably be expected to have a Material Adverse Effect.

7.8 FINANCIAL STATEMENTS. The audited consolidated financial statements of TELUS as of and for the year ended December 31, 2003, and its interim unaudited consolidated financial statements as of and for the period ended March 31, 2004, copies of which have been delivered to the Administration Agent, were prepared in accordance with GAAP and as at the Closing Date present fairly, as at the dates thereof, the consolidated financial position of TELUS.

7.9 MATERIAL ADVERSE EFFECT. As at the Closing Date, there does not exist and there has not occurred since December 31, 2003 any change (or any condition, event or development involving a prospective change) in the assets, properties, operations or condition, financial or otherwise, of either TELUS or the Material Subsidiaries, which would reasonably be expected to have a Material Adverse Effect.

7.10 PARI PASSU. The payment Obligations of each of TELUS and TCI under this agreement and each other Credit Facility Document to which it is a party rank at least pari passu in right of payment with all of such person's other unsecured and unsubordinated indebtedness, other than any such indebtedness which is preferred by mandatory provisions of applicable Law

                                   ARTICLE 8
                                   COVENANTS

8.1 AFFIRMATIVE COVENANTS. Until the Obligations are paid and satisfied in full and this agreement has been terminated, and in addition to any other covenants herein set forth, each Borrower (save as expressly set forth below as applying only to TELUS or TCI) covenants as set forth in this section 8.1.

         (1) Maintain Existence. It will do all things necessary (a) to maintain its corporate existence, and (b) to carry out its businesses in a proper and

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

                  efficient manner in like manner as a prudent operator of similar businesses, including obtaining and maintaining in full force and effect all Permits required for the conduct of its businesses, and shall cause each of its Material Subsidiaries to do so, except to the extent that failure to do so has not had, and would not reasonably be expected to have, a Material Adverse Effect; provided that, in the case of a Material Subsidiary that is a partnership, the foregoing covenant to maintain its corporate existence shall be construed as a covenant to maintain its partnership existence.

         (2) Compliance with Laws, etc. It will comply with all applicable Laws (including Environmental Laws) and Permits and do all things necessary to obtain, promptly renew and maintain in good standing from time to time all Permits and duly observe all valid requirements of any Official Body (including those requirements respecting the protection of the environment, Release of Hazardous Substances, and occupational health and safety), and shall cause each of its Material Subsidiaries to do so, except to the extent that failure to do so has not had, and would not reasonably be expected to have, a Material Adverse Effect.

         (3) Payment of Taxes and Claims. It will file as and when required by applicable Law all Tax returns (except to the extent that failure to do so has not had, and would not reasonably be expected to have, a Material Adverse Effect) and will pay and discharge before the same shall become delinquent (i) all Taxes imposed upon it or upon its property, and (ii) all lawful claims (including claims for labour, materials, supplies or services) which, if unpaid, might become a Lien upon its property except in each case any such Tax or claim which is being contested in good faith and by proper proceedings and for which adequate reserves have been maintained and no Liens (except Permitted Liens) have attached, and shall cause each of its Material Subsidiaries to do so.

         (4) Insurance. TELUS shall insure and keep insured the property of the Borrowers and the Material Subsidiaries, which is of an insurable nature, against such risks, in such amount and in such manner as is customary and prudent in the case of corporations, similarly situated and operating generally similar property, and with such reputable insurance companies or associations as it may select; provided that the Borrowers and the Material Subsidiaries may from time to time adopt other methods or plans of protection, including self-insurance, against risks in substitution or partial substitution for the aforesaid insurance.

         (5) Keeping of Books. It will keep proper books of record and account, in which full and correct entries shall be made of all financial transactions and its

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                  assets and business in accordance with GAAP, and shall cause each of its Material Subsidiaries to do so.

         (6) Pay Obligations to Lenders and Perform Other Covenants. It will make full and timely payment of the Obligations owed by it, whether now existing or hereafter arising, and will duly comply with all the terms and covenants contained in each of the Credit Facility Documents to which it is from time to time a party, all at the times and places and in the manner set forth therein.

         (7) Use of Proceeds. It will use the proceeds of all Accommodations made available to it only for the purposes set forth in section 2.1(2) (including the payment of commercial paper).

         (8) Financial and Other Reporting. TELUS will deliver to the Administration Agent:

                  (a) within 120 days after the end of each Financial Year, a copy of the annual audited consolidated financial statements of each of TELUS and TCI prepared in accordance with GAAP;

                  (b) within 60 days after the end of the first three Financial Quarters of the Financial Year, a copy of the unaudited consolidated financial statements of each of TELUS and TCI prepared in accordance with GAAP, certified by a Senior Officer of TELUS or TCI, as the case may be; and

                  (c) with each of the financial statements in (a) and (b) above, a Compliance Certificate signed by a Senior Officer of TELUS.

                  In addition, in the event that any financial statement or other information delivered hereunder indicates that a subsidiary of TELUS has become a Material Subsidiary, TELUS shall expressly draw same to the attention of the Administration Agent and, within 20 Business Days following delivery of such financial statement or other information, TELUS shall deliver to the Administration Agent the documents referred to in section 6.1(2) and (5).

         (9) Notice of Certain Events. TELUS will promptly notify the Administration Agent in writing of:

                  (a)      any Default or Event of Default;

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                  (b)      a decision (for whatever reason) by an Agency to
                           cease providing a Rating, any change in a Rating by either Agency, or any new such Rating; or

                  (c) prior to completion thereof, any transaction whereby a Material Subsidiary will cease to be a subsidiary of TELUS.

         (10) Environmental Indemnity. It will indemnify and hold harmless the Administration Agent and each Lender and their respective directors, officers, employees, agents and representatives from and against any and all third party liabilities, claims, demands, actions and causes of action, fines and other penal or administrative sanctions suffered by the indemnitees arising directly or indirectly out of any breach of any Environmental Law, or any environmental hazards existing, or any environmental pollution occurring, at any time relating to the assets or properties of such Borrower or any of its Material Subsidiaries.

         (11) Further Assurances. It will at its cost and expense, upon request of the Administration Agent, duly execute and deliver, or cause to be duly executed and delivered, to the Administration Agent such further instruments and do and cause to be done such further acts as may be necessary or proper in the reasonable opinion of the Administration Agent to carry out more effectually the provisions and purposes of this agreement and the other Credit Facility Documents.

8.2 NEGATIVE COVENANTS. Until the Obligations are paid and satisfied in full and this agreement has been terminated, and in addition to any other covenants herein set forth, each Borrower (save as expressly set forth below as applying only to TELUS or TCI) covenants and agrees that it will not take any of the actions set forth in this section 8.2 or permit or suffer same to occur without the prior written consent of the Lenders pursuant to section 12.2.

         (1) Liens. It will not, and will not permit any of its Material Subsidiaries to, create, incur or otherwise permit to exist any Lien on any of its assets, other than Permitted Liens.

         (2) Merger, etc. Except for Permitted Mergers, it will not, and will not permit any of its Material Subsidiaries to, merge, consolidate or amalgamate with or into, or sell, convey, transfer, lease or otherwise dispose of (in one transaction or a series of transactions) all or substantially all of its assets to, any other person.

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         (3)      Financial Tests. TELUS will not:

                  (a) permit its Leverage Ratio to exceed 4.0:1 at the end of any Financial Quarter; or

                  (b) permit its Coverage Ratio to be less than 2.0:1 at the end of any Financial Quarter.

         (4) Debt. It will not permit any of its Material Subsidiaries at any time to create, incur or otherwise permit to exist, or otherwise be obligated in respect of, any Indebtedness for Borrowed Moneys (but excluding in such calculation all Excluded Debt) if the effect thereof is that the aggregate principal amount of all Indebtedness for Borrowed Moneys of all Material Subsidiaries shall exceed 15% of Net Tangible Assets at such time.

         (5) Sale and Lease-Back Transactions. Neither it nor any of its Material Subsidiaries shall enter into any Sale and Lease-Back Transaction unless:

                  (a) such Sale and Lease-Back Transaction qualifies as a Permitted Lien other than under paragraph (s) or (w) of the definition of Permitted Lien; or

                  (b) such Sale and Lease-Back Transaction is not otherwise permitted under paragraph (a) but such Borrower or Material Subsidiary would be entitled, in the manner described in such paragraph (s), to incur Debt secured by a Lien on the applicable Principal Property at least equal in amount to the Attributable Debt in respect of such Sale and Lease-Back Transaction; or

                  (c) such Borrower or Material Subsidiary shall apply or cause to be applied, in the case of a sale or transfer for cash, an amount equal to the greater of the fair market value of the Principal Property sold or transferred and leased back pursuant to such Sale and Lease-Back Transaction or the net proceeds of such Sale and Lease-Back Transaction and, in the case of a sale or transfer otherwise than for cash, an amount equal to the fair market value of the Principal Property sold or transferred and leased back pursuant to such Sale and Lease-Back Transaction, to (x) the retirement (other than any mandatory retirement), within 180 days after the effective date of such Sale and Lease-Back Transaction, of Debt of such Borrower ranking on a parity with the Obligations and owing to a person other than a Borrower or any affiliate of a Borrower, or (y) the purchase, construction or improvement of real property or personal

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                           property used by such Borrower or Material
                           Subsidiary in the ordinary course of business.

8.3 ADMINISTRATION AGENT MAY PERFORM COVENANTS. If a Borrower or any Material Subsidiary shall fail to perform or observe any covenant on its part contained herein or in any other Credit Facility Document, the Administration Agent may, in its sole discretion acting reasonably, and shall upon the instructions of the Majority Lenders, in either case subject to it having been indemnified to its satisfaction, perform (or cause to be performed), any of the said covenants capable of being performed by the Administration Agent and, if any such covenant requires the payment or expenditure of money, the Administration Agent may make such payment or expenditures with its own funds or with money borrowed for that purpose (but the Administration Agent shall be under no obligation to do so); provided that the Administration Agent shall first have provided written notice of its intention to the Borrowers and a reasonable opportunity (not to exceed 20 days, or such longer period as the Lenders shall approve) to cure the failure. All amounts paid by the Administration Agent pursuant to this section 8.3 shall be repaid by the Borrowers to the Administration Agent on demand therefor, and shall form part of the Obligations. No payment or performance under this section 8.3 shall relieve the Borrowers from any Event of Default.

                                   ARTICLE 9
                           CHANGES IN CIRCUMSTANCES

9.1 ILLEGALITY. If the enactment of any applicable Law, or any change therein or in the interpretation or application thereof by any Official Body or compliance by a Lender with any guideline, official directive, request or direction (whether or not having the force of Law) of any Official Body, hereafter makes it unlawful or impossible for a Lender to make, fund or maintain any type of Accommodation or to give effect to its obligations in respect of such type of Accommodation, such Lender may, by written notice thereof to the Borrowers and to the Administration Agent, declare its obligations under this agreement in respect of such type of Accommodation to be terminated, whereupon the same shall forthwith terminate, and the Borrowers shall within the time required by such Law (or at the end of such longer period as such Lender at its discretion has agreed) repay or effect a Conversion of the Principal Outstanding in respect of such type of Accommodation from such Lender (without reducing or prepaying the Commitment(s) of any other Lender(s)), and shall pay all accrued interest and fees payable hereunder and all Increased Costs incurred in connection with the termination or Conversion of such type of Accommodation.

         In the foregoing circumstances, TELUS, in consultation with the Administration Agent and the affected Lender, may arrange for one or more other persons (in

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         this section 9.1, the "ASSUMING LENDER") reasonably satisfactory to
         TELUS and the Administration Agent to assume all or a portion of the relevant Commitments and acquire the outstanding Accommodations and other rights and interests of the affected Lender hereunder. The assuming Lender and affected Lender shall execute all such documents as may be reasonably required by the Administration Agent and TELUS to effect such assumption and acquisition.

9.2 CIRCUMSTANCES REQUIRING DIFFERENT PRICING. If, on or before any date on which an interest rate is to be determined on the basis of LIBOR, either:

                  (a) the Administration Agent determines that it will not be possible to determine LIBOR for the applicable Interest Period or in the applicable amounts; or

                  (b) the Administration Agent determines or receives notice from a Lender that LIBOR will not adequately reflect the cost of making, funding or maintaining LIBOR Advances for the applicable Interest Period (including, for greater certainty, any such circumstance arising by virtue of the imposition, or increase in the applicable rate, of any Tax other than an Excluded Tax);

         then the Administration Agent shall forthwith give notice of such event to the Borrowers and each Lender, whereupon the obligations of the Lenders to make LIBOR Advances to the Borrowers shall be suspended until the Administration Agent gives notice to the Borrowers and the Lenders that the circumstances giving rise to such determination no longer exist.

9.3      INCREASED COSTS.  If:

                  (a) the enactment or amendment of any Law or any change in the interpretation or application thereof by any Official Body (including with respect to any applicable Taxes other than Excluded Taxes); or

                  (b) compliance by any Lender with any amendment or change to any existing directive, request or requirement (whether or not having the force of Law) of any Official Body, or with any new such directive, request or requirement of any Official Body;

         shall have the effect of:

                  (c) increasing the cost to such Lender of performing its obligations under this agreement or in respect of any Accommodation, including the costs of maintaining any capital, reserve, deemed

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                           reserve or special deposit requirements with
                           respect to this agreement or any Accommodation or with respect to its obligations hereunder or thereunder or with respect to assets or deposits that directly or indirectly support such obligations;

                  (d) requiring such Lender to maintain or allocate any capital (including a requirement affecting such Lender's allocation of capital to its obligations) or additional capital in respect of its obligations under this agreement or in respect of any Accommodation or otherwise reducing the effective return to such Lender under this agreement or in respect of any Accommodation or on its total capital as a result of entering into this agreement or making any Accommodation;

                  (e) reducing any amount payable to it by or in an amount it deems material (other than, for greater certainty, a reduction resulting from a higher rate of income or capital Tax or other special Tax relating to such Lender's income or capital and other than any other Excluded Taxes); or

                  (f) causing such Lender to make any payment or to forgo any return on or calculated by reference to any amount received or receivable by such Lender under this agreement or in respect of any Accommodation;

         such Lender may give notice to the Borrowers (with a copy to the Administration Agent) specifying the nature of the event giving rise to such additional cost, reduction, payment or forgone return and the Borrowers shall promptly pay such amounts as such Lender may specify to be necessary to compensate it for any such additional cost, reduction, payment or forgone return. A certificate setting out, in reasonable detail, the amount of any such additional cost, reduction, payment or forgone return, submitted in good faith by such Lender to the Borrowers, shall be conclusive and binding for all purposes absent demonstrated error.

         If such circumstances continue in effect for 60 consecutive days, on request from TELUS, TELUS shall use its reasonable best efforts, in consultation with the Administration Agent and the affected Lender, to arrange for one or more other persons (in this section 9.3, the "ASSUMING LENDER") reasonably satisfactory to TELUS and the Administration Agent to assume all or a portion of the relevant Commitments and acquire the outstanding Accommodations and other rights and interests of the affected Lender hereunder. The assuming Lender and affected Lender shall execute all such documents as may be reasonably required by the Administration Agent and TELUS to effect such assumption and

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         acquisition. Failing such assumption and acquisition, the Borrower may effect a prepayment and cancellation of the relevant Commitments of the affected Lender (without reducing or prepaying the Commitment(s) of any other Lender(s)).

9.4      INDEMNIFICATION.

         (1) Matching Funds. The relevant Borrower shall promptly pay to each Lender any amounts required to compensate such Lender for any breakage or similar cost, loss, cost of redeploying funds or other cost or expense suffered or incurred by such Lender as a result of:

                  (a) any payment being made by such Borrower in respect of a LIBOR Advance or a Bankers' Acceptance (due to acceleration hereunder or a mandatory repayment or prepayment of principal or for any other reason) on a day other than the last day of an Interest Period or the maturity date applicable thereto; provided that, where the event giving rise to such payment is a mandatory repayment or prepayment, such Borrower may at its option instead deposit the amount of the repayment or prepayment to a cash collateral account pending expiry of the existing Interest Period or (as the case may be) maturity of outstanding Bankers Acceptances, and the monies in such cash collateral account shall be invested in Cash Equivalents and held as security to be applied by the Administration Agent to the required repayment or prepayment on the expiry of such Interest Period or maturity of such Bankers Acceptance;

                  (b) such Borrower's failure to give Notice in the manner and at the times required hereunder; or

                  (c) the failure of such Borrower to fulfil or honour, before the date specified for any Accommodation, the applicable conditions set forth in Article 6 or to accept an Accommodation after delivery of an Accommodation Request in the manner and at the time specified in such Accommodation Request.

                  A certificate of such Lender submitted to the relevant Borrower (with a copy to the Administration Agent) as to the amount necessary to so compensate such Lender shall be conclusive evidence, absent demonstrated error, of the amount due from such Borrower to such Lender.

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         (2)      General. Subject to section 8.1(10), each Borrower agrees to indemnify the Administration Agent, each Lender and their respective affiliates, and the directors, officers and employees of each of them, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the indemnitees or any of them, related to or arising out of the transactions contemplated hereunder or under any other Credit Facility Document; provided that no amount shall be payable under this section 9.4(2) to the extent that same arises out of the gross negligence or wilful misconduct of an indemnified person, or out of a breach by it of the terms of this agreement or any other Credit Facility Document.

9.5      TAXES, COSTS, ETC.

         (1) General. Any and all payments by a Borrower under this agreement or any other Credit Facility Document shall be made free and clear of and without deduction or withholding for Taxes unless such Taxes are required by Law to be deducted or withheld. For greater certainty, a Borrower shall not be required to indemnify a Lender in respect of Taxes or Excluded Taxes payable to any Official Body in Canada which are levied, withheld, deducted or paid on payments to such Lender by reason of the fact that such Lender is a non-resident of Canada within the meaning of the Income Tax Act (Canada).

         (2) Pay Taxes. Each Borrower shall pay all Taxes (for greater certainty, excluding Excluded Taxes) which arise from any payment made by it hereunder or under any other Credit Facility Document or from the execution, delivery or registration of, or otherwise with respect to, this agreement or such other Credit Facility Document.

         (3) Evidence of Payment. Within 30 days after the date of any payment of Taxes, the relevant Borrower will furnish to the relevant Lender the original or a certified copy of a receipt evidencing payment thereof.

         (4) Survival. Without prejudice to the survival of any other agreement or obligation of the Borrowers hereunder or under any other Credit Facility Document, the obligations of the Borrowers under this section 9.5 shall survive the payment and performance of the Obligations.

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                                  ARTICLE 10
                               EVENTS OF DEFAULT

10.1 EVENTS OF DEFAULT. Each of the events set forth in this section 10.1 shall constitute an "Event of Default".

         (1)      Payment. A Borrower shall fail:

                  (a) to pay the principal amount of any Advance or BA Equivalent Loan when the same becomes due and payable;

                  (b) to reimburse any Lender in respect of any Bankers' Acceptance or Letter of Credit, or pay the Face Amount thereof, when required hereunder; or

                  (c) to pay any interest or fees hereunder when the same becomes due and payable;

                  and in any such case under (b) or (c) such failure shall remain unremedied for a period of five days.

         (2) Representations and Warranties Incorrect. Any of the representations or warranties made or deemed to have been made by a Borrower in any Credit Facility Document shall prove to be or have been incorrect in any material respect when made or deemed to have been made.

         (3) Failure to Perform Certain Covenants. A Borrower or Material Subsidiary shall fail to perform or observe any covenant contained in any Credit Facility Document on its part to be performed or observed or otherwise applicable to it; provided that, if such failure is capable of being remedied, no Event of Default shall have occurred as a result thereof unless and until such failure shall have remained unremedied for 30 days after the earlier of (i) written notice thereof given to the Borrowers by the Administration Agent, and (ii) such time as a Borrower or Material Subsidiary is aware of same.

         (4) Debt. (a) A Borrower or Material Subsidiary fails to pay the principal of any Debt (excluding the Obligations) which is outstanding in an aggregate principal amount exceeding US$75 million (or the Equivalent Amount in any other currency) when such amount becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) beyond any applicable grace period; or (b) any other event occurs or condition exists (including a failure to pay the premium or interest on such Debt) and continues after the applicable grace period, if any, specified in any agreement or instrument relating to

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                  any such Debt which is outstanding in an aggregate principal amount exceeding US$75 million (or the Equivalent Amount in any other currency) without waiver of such failure by the holder of such Debt on or before the expiration of such period, as a result of which such holder accelerates such Debt.

         (5) Judgment. Any final judgment or order (subject to no further right of appeal) for the payment of money aggregating in excess of US$75 million (or the Equivalent Amount in any other currency) shall be rendered against a Borrower or Material Subsidiary in respect of which enforcement proceedings have been commenced and such proceedings have not been effectively stayed.

         (6)      Bankruptcy, etc. A Borrower or Material Subsidiary:

                  (a) becomes insolvent or generally unable to pay its debts as they become due;

                  (b) admits in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors;

                  (c) institutes or has instituted against it any proceeding involving or affecting its creditors seeking (x) to adjudicate it a bankrupt or insolvent,
                           (y) liquidation, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors including any plan of compromise or arrangement or other corporate proceeding relating thereto, or (z) the entry of an order for relief or the appointment of a receiver, trustee or other similar official for it or for any material portion of its properties and assets, and in the case of any such proceeding instituted against it (but not instituted by it), either such person fails to diligently and actively oppose such proceeding, or any of the relief sought in such proceeding (including the entry of any order for relief against it or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its properties and assets) is given; or

                  (d) takes any corporate or partnership action to authorize any of the above actions.

         (7) Execution. Assets of a Borrower or Material Subsidiary are attached, executed, sequestered or distrained upon or become subject to any order of a court or other process and such attachment, execution, sequestration,

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                  distraint, order or process (i) relates to claims in the
                  aggregate in excess of US$75 million (or the Equivalent Amount in another currency), and (ii) such Borrower or Material Subsidiary shall not discharge the same or provide for its discharge in accordance with its terms, or procure a stay of execution thereof, or deposit with the Administration Agent cash collateral or other security satisfactory to the Majority Lenders in the amount of the claim, within 60 days from the date of entry thereof.

         (8)      Control Event. A Control Event.

10.2     EFFECT.

         (1) General. Upon the occurrence and continuance of an Event of Default, except as provided in section 10.2(2), the Administration Agent:

                  (a) shall, at the request of the Majority Lenders, by notice to the Borrowers cancel all obligations of the Lenders in respect of the Commitments (whereupon no further Accommodations may be made and any Accommodation Request given with respect to an Accommodation occurring on or after the date of such notice or request shall cease to have effect); and

                  (b) shall, at the request of the Majority Lenders, by notice to the Borrowers declare the Obligations to be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrowers.

         (2)      Specific Defaults. If any Event of Default specified in
                  section 10.1(6) shall occur with respect to a Borrower, then all obligations of the Lenders in respect of the Commitments shall be automatically cancelled and the Obligations shall be forthwith due and payable, all as if the request and notice specified in each of sections 10.2(1)(a) and 10.2(1)(b) had been received and given by the Administration Agent.

         (3) Enforcement. Upon the occurrence of an Event of Default and acceleration of the Obligations, the Administration Agent may, and shall at the request of the Majority Lenders, commence such legal action or proceedings as it may deem expedient, all without any additional notice, presentation, demand, protest, notice of dishonour, or any other action, notice of all of which the Borrowers hereby expressly waive to the extent permitted by law. The rights and remedies of the Administration Agent and the Lenders hereunder and under the other Credit Facility Documents are cumulative and are in addition to and not in substitution for any other rights or remedies provided by Law; provided that nothing herein

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                  contained shall permit any Lender to take any steps which, pursuant to this agreement, may only be undertaken by or with the consent of all Lenders or the Majority Lenders.

10.3 RIGHT OF SET-OFF. In addition to any rights now or hereafter granted under applicable Law and not by way of limitation of any such rights, after the occurrence of an Event of Default and acceleration of the Obligations, except where there is an agreement to the contrary, each Lender is hereby authorized by each Borrower at any time or from time to time without notice to such Borrower or to any other person, any such notice being hereby expressly waived to the extent permitted by Law, to set off and to appropriate and to apply any and all deposits (general or special), time or demand, in each case whether matured or unmatured (and any other indebtedness) at any time held or owing by such Lender to or for the credit or account of such Borrower against and on account of the Obligations of such Borrower to such Lender, including all claims of any nature or description arising out of or connected with this agreement or any of the other Credit Facility Documents, and although such obligations and liabilities or any of them shall be contingent and unmatured.

10.4 CURRENCY CONVERSION AFTER ACCELERATION. At any time following the occurrence of an Event of Default and the acceleration of the Obligations, each Lender shall be entitled to convert, with two Business Days' prior notice to the Borrowers, its unpaid and outstanding US Dollar Advances, or any of them, to Prime Rate Advances. Any such conversion shall be calculated so that the resulting Prime Rate Advances shall be the Equivalent Amount in Cdn. Dollars on the date of conversion of the amount of US Dollars so converted. Any accrued and unpaid interest denominated in US Dollars at the time of any such conversion shall be similarly converted to Cdn. Dollars, and such Prime Rate Advances and accrued and unpaid interest thereon shall thereafter bear interest in accordance with Article 3.

                                  ARTICLE 11
                    THE ADMINISTRATION AGENT AND THE LENDERS

         11.1 AUTHORIZATION AND ACTION. Each Lender hereby appoints and authorizes the Administration Agent to take such action as Administration Agent on its behalf and to exercise such powers under this agreement and the other Credit Facility Documents as are delegated to the Administration Agent by the terms hereof and thereof, together with such powers as are reasonably incidental thereto. As to any matters not expressly provided for by this agreement or such other Credit Facility Documents, the Administration Agent shall not be required to exercise any discretion or take any action, but shall be required to act or to refrain from acting (and shall be fully indemnified and protected in so acting or refraining from acting) upon the instructions of the Majority Lenders and such instructions

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         (and indemnification) shall be binding upon all Lenders; provided that the Administration Agent shall not be required to take any action which exposes it to personal liability or which is contrary to this agreement or such other Credit Facility Documents or applicable Law.

11.2 DUTIES AND OBLIGATIONS. The duties and obligations of the Administration Agent hereunder shall be mechanical and administrative in nature, and the Administration Agent shall not have by reason of this agreement or any other Credit Facility Document any fiduciary relationship or duty with or to any Lender.

         Neither the Administrative Agent nor any of its directors, officers, agents or employees shall be liable to any Lender for any action taken or omitted to be taken by it or them under or in connection with this agreement or any other Credit Facility Document except for its or their own gross negligence or wilful misconduct. Without limiting the generality of the foregoing, the Administration Agent:

                  (a) may treat any Lender as the payee of amounts attributable to such Lender's Commitment unless and until the Administration Agent receives written notice of the assignment thereof signed by such Lender and the Administration Agent receives the written agreement of the assignee that such assignee is bound hereby as if it had been an original Lender party hereto, in each case in form satisfactory to the Administration Agent and otherwise in accordance with section 12.7;

                  (b) may consult with legal counsel (including counsel for the Borrowers), independent chartered accountants and other experts selected by it and shall not be liable to the Lenders for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel, accountants or experts;

                  (c) shall incur no liability under or in respect of this agreement or any other Credit Facility Document by acting upon any notice, consent, certificate or other instrument or writing (which may be by fax, electronic communication, telegram, cable, facsimile or similar means of recorded communication) believed by it to be genuine and signed or sent by the proper party or parties or by acting upon any representation or warranty of the Borrowers made or deemed to be made hereunder or thereunder;

                  (d) may assume that no Default or Event of Default has occurred and is continuing unless it has actual knowledge to the contrary; and

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                  (e)      may rely as to any matters of fact which might
                           reasonably be expected to be within the knowledge of any person upon a certificate signed by or on behalf of such person.

         Further, the Administration Agent:

                  (f) neither makes any warranty or representation to any Lender nor shall be responsible to any Lender for the accuracy or completeness of the documents, information or financial data made available to the Lenders in connection with the negotiation of this agreement, or for any statements, warranties or representations (whether written or oral) made in or in connection with this agreement or any other Credit Facility Document;

                  (g) shall not have any duty to ascertain or to inquire as to the performance or observance of any of the terms, covenants or conditions of this agreement or any other Credit Facility Document on the part of the Borrowers or any other person or to inspect any assets (including books and records); and

                  (h) shall not be responsible to any Lender for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of this agreement or any other Credit Facility Document.


         The Administration Agent shall promptly distribute to the Lenders copies of all material received from the Borrowers in compliance with the Borrowers' reporting obligations hereunder.

11.3 ADMINISTRATION AGENT AND AFFILIATES. With respect to its Commitment and Accommodations made or provided and to be made or provided by it, the Administration Agent, which is also a Lender, shall have the same rights and powers under this agreement and every other Credit Facility Document as any other Lender and may exercise the same as though it were not the Administration Agent; and the terms "Lender" and "Lenders" shall, unless otherwise expressly indicated, include the Administration Agent in its capacity as Lender. Each Lender (including the Administration Agent) and its affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Borrowers and their affiliates, or any corporation or other entity owned or controlled by such persons, and any person which may do business with such persons, all as if it were not a party hereto and without any duty to account therefor to any Lender; provided that nothing in this section 11.3 shall affect in any manner whatsoever any covenant or other obligation on the part of the Borrowers or any other person to be observed or performed under this agreement or any other Credit Facility Document.

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11.4     LENDER CREDIT DECISION. It is understood and agreed by each Lender that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, affairs, status and nature of the Borrowers and their affiliates. Accordingly, each Lender confirms to the Administration Agent and each other Lender that it has not relied, and will not hereafter rely, on the Administration Agent or any other Lender:

                  (a) to check or inquire on its behalf into the adequacy, accuracy or completeness of any information provided by or on behalf of the Borrowers or any affiliate under or in connection with this agreement or any other Credit Facility Document or the transactions herein or therein contemplated (whether or not such information has been or is hereafter distributed to such Lender by the Administration Agent or other Lender); or

                  (b) to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of the Borrowers or any affiliate.


         Each Lender acknowledges that a copy of this agreement has been made available to it for its review and that it is satisfied with the form and substance hereof.

11.5 INDEMNIFICATIONS. Each Lender shall indemnify the Administration Agent, each affiliate thereof, and each respective director, officer, and employee of the Administration Agent and of each such affiliate (to the extent not reimbursed by the Borrowers), with all other Lenders pro rata according to the respective amounts of their respective Commitments, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Administration Agent or any such affiliate, director, officer or employee in any way relating to or arising out of this agreement or any other Credit Facility Document or any action taken or omitted by the Administration Agent or any such affiliate, director, officer or employee under this agreement or any such other Credit Facility Document to the extent that the Administration Agent or such affiliate, director, officer or employee is not reimbursed for such expenses by the Borrowers; provided that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the gross negligence or wilful misconduct of an indemnitee. Without limiting the generality of the foregoing, each Lender agrees to reimburse the Administration Agent and each such affiliate, director, officer or employee promptly upon demand for its share (determined rateably as aforesaid) of any

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         out-of-pocket expenses (including counsel fees) incurred by the indemnitee in connection with the preservation of any rights of the Administration Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under, this agreement or any such other Credit Facility Document, to the extent that the Administration Agent or such affiliate, director, officer or employee is not reimbursed for such expenses by the Borrowers.

11.6 SUCCESSOR ADMINISTRATION AGENT. The Administration Agent may, as hereinafter provided, resign at any time by giving written notice thereof to the Lenders and the Borrowers and may be removed at any time with cause by the Majority Lenders. Upon any such resignation or removal, the Lenders, after consultation with TELUS, shall have the right to appoint a successor Administration Agent, which shall be a Lender. If no successor Administration Agent shall have been so appointed by the Lenders and shall have accepted such appointment within 30 days after the retiring Administration Agent's giving of notice of resignation or the Lenders' removal of the retiring Administration Agent, then the retiring Administration Agent shall on behalf of the Lenders forthwith designate one of the Lenders the pro tem successor Administration Agent, and such designated Lender shall act as Administration Agent hereunder pending the appointment of its successor. Upon the acceptance of any appointment as Administration Agent hereunder by a successor Administration Agent, such successor Administration Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administration Agent, and the retiring Administration Agent shall be discharged from any further duties and obligations under this agreement. After any retiring Administration Agent's resignation or removal hereunder as Administration Agent, the provisions of this
         Article 11 shall enure to its benefit as to any actions taken or omitted to be taken by it while it was Administration Agent under this agreement.

         11.7 SUB-AGENT OR CO-AGENT. At any time or times, in order to comply with any legal requirement in any province, state or other jurisdiction, or to facilitate the taking by the Administration Agent of any action provided for in any Credit Facility Document, the Administration Agent may appoint one or more trust companies, chartered banks or other persons (any of whom may, but need not be, a Lender) to act either as co-agent or sub-agent, jointly with the Administration Agent or as a separate agent or agents on behalf of the Lenders, with such powers and authorities as the Administration Agent deems necessary for the effective operation of the provisions of any Credit Facility Document. In the discretion of the Administration Agent, any instrument or agreement appointing any such co-agent or sub-agent may include provisions for the protection of such co-agent or sub-agent similar to but no broader than the provisions of this Article 11. Upon the appointment of any such co-agent or sub-agent by the Administration Agent, all references in this agreement and in all other Credit Facility Documents to the

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         Administration Agent shall thereafter be construed as references to such co-agent or sub-agent to the extent necessary in order to give effect to its powers, authorities and obligations.

11.8 CASH COLLATERAL. To the extent that the Administration Agent is from time to time in possession of cash collateral, it shall be entitled to invest the same and all proceeds thereof in Cash Equivalents, including Cash Equivalents issued by TD Bank.

                                  ARTICLE 12
                                 MISCELLANEOUS

12.1     SHARING OF PAYMENTS; RECORDS.

         (1) The Swingline and Fronting Lender. Upon the occurrence of an Event of Default, adjustments shall be made among the 4-Year Lenders as set forth in this section 12.1(1).

                  (a) Unless the Swingline Lender and the Majority Lenders under the 4-Year Facility agree otherwise, if an Event of Default occurs, then the Swingline Lender will promptly request the Administration Agent on behalf of TELUS (and for this purpose the Swingline Lender is irrevocably authorized by TELUS to do so) for a Borrowing by way of a Prime Rate Advance or a Base Rate Advance (as applicable) from the 4-Year Lenders pursuant to Article 3 to repay to the Swingline Lender the outstanding Swingline Advances. The 4-Year Lenders are irrevocably directed by TELUS to make any Prime Rate Advance or Base Rate Advance (as applicable) if so requested by the Swingline Lender and pay the proceeds thereof directly to the Administration Agent for the account of the Swingline Lender. At all times thereafter the commitment of the Swingline Lender to make Swingline Advances under section 2.1(6) shall be terminated and the 4-Year Lenders shall make such adjusting payments amongst themselves in the manner contemplated by section 12.1(2) as may be required to ensure their respective participations in outstanding Advances under the 4-Year Facility reflect their respective Commitments under the 4-Year Facility. If any Letter of Credit is thereafter drawn upon which results in a payment by the Fronting Lender thereunder (in this section 12.1(1), an "LC PAYMENT"), the Fronting Lender will promptly request the Administration Agent on behalf of TELUS (and for this purpose the Fronting Lender is irrevocably authorized by TELUS to do so) for a Borrowing by way of a Prime Rate Advance from the 4-Year Lenders pursuant to Article 3 to reimburse the Fronting Lender for

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                           such LC Payment and the foregoing provisions of
                           this section 12.1(1)(a) shall equally apply to each such further Advance. Each 4-Year Lender unconditionally agrees to pay to the Administration Agent for the account of the Swingline Lender or the Fronting Lender such 4-Year Lender's rateable portion of each Advance requested by the Swingline Lender or the Fronting Lender on behalf of TELUS to repay Swingline Advances or LC Payments made by the Swingline Lender or the Fronting Lender.

                  (b) Except as provided in section 12.1(1)(d), the obligations of each 4-Year Lender under section 12.1(1)(a) are unconditional, shall not be subject to any qualification or exception whatsoever and shall be performed in accordance with the terms and conditions of this agreement under all circumstances including:

                           (i) any lack of validity or enforceability of TELUS' obligations under section 2.1(6);

                           (ii) the occurrence of any Default or Event of Default or the exercise of any rights by the Administration Agent under section 10.2; and

                           (iii) the absence of any demand for payment being made, any proof of claim being filed, any proceeding being commenced or any judgment being obtained by the Swingline Lender or the Fronting Lender against TELUS.

                  (c) If a 4-Year Lender (a "DEFAULTING LENDER") fails to make payment on the due date therefor of any amount due from it for the account of the Swingline Lender or the Fronting Lender pursuant to section 12.1(1)(a) (the balance thereof for the time being unpaid being referred to in this section 12.1(1)(c) as an "OVERDUE AMOUNT") then, until the Swingline Lender or the Fronting Lender has received payment of that amount (plus interest as provided below) in full (and without in any way limiting the rights of the Swingline Lender or the Fronting Lender in respect of such failure):

                           (i) the Swingline Lender or the Fronting Lender shall be entitled to receive any payment which the Defaulting Lender would otherwise have been entitled to receive in respect of the Credit Facility or otherwise in respect of any Credit Facility Document; and

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                           (ii)     the overdue amount shall bear interest
                                    payable by the Defaulting Lender to the
                                    Swingline Lender or the Fronting Lender at the rate payable by TELUS in respect of the Obligations which gave rise to such overdue amount.

                  (d) If for any reason an Advance may not be made pursuant to section 12.1(1)(a) to reimburse the Swingline Lender or the Fronting Lender as contemplated thereby, then promptly upon receipt of notification of such fact from the Administration Agent, each 4-Year Lender shall deliver to the Administration Agent for the account of the Swingline Lender or the Fronting Lender in immediately available funds the purchase price for such 4-Year Lender's participation interest in the relevant unreimbursed Swingline Advances or LC Payments (including interest then accrued thereon and unpaid by TELUS). Without duplication, each 4-Year Lender shall, upon demand by the Swingline Lender or the Fronting Lender made to the Administration Agent, deliver to the Administration Agent for the account of the Swingline Lender or the Fronting Lender interest on such 4-Year Lender's rateable portion from the date of payment by the Swingline Lender or the Fronting Lender of such unreimbursed Swingline Advances or LC Payments until the date of delivery of such funds to the Swingline Lender or the Fronting Lender by such 4-Year Lender at a rate per annum equal to the Federal Funds Rate (if reimbursement is to be made in US Dollars) or the one month CDOR (if reimbursement is to be made in Canadian Dollars) for such period. Such payment shall only, however, be made by the 4-Year Lenders in the event and to the extent the Swingline Lender or the Fronting Lender has not been reimbursed in full by TELUS for interest on the amount of such unreimbursed Swingline Advances or LC Payments.

                  (e) The Swingline Lender or the Fronting Lender shall, forthwith upon its receipt of any reimbursement (in whole or in part) by TELUS for any unreimbursed Swingline Advances or LC Payments in relation to which other 4-Year Lenders have purchased a participation interest pursuant to section 12.1(1)(d), or of any other amount from TELUS or any other person in respect of such payment (other than pursuant to section 2.1(6)), transfer to such other 4-Year Lender such other 4-Year Lender's rateable share of such reimbursement or other amount. In the event that any receipt by the Swingline Lender or the Fronting Lender of any reimbursement or other amount is found to have been a transfer in fraud of creditors or a preferential payment under any applicable insolvency legislation or

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                           is otherwise required to be returned, such 4-Year
                           Lender shall promptly return to the Swingline Lender or the Fronting Lender any portion thereof previously transferred to it by the Swingline Lender or the Fronting Lender, without interest to the extent that interest is not payable by the Swingline Lender or the Fronting Lender in connection therewith.

         (2)      Sharing. If:

                  (a) any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off pursuant to section 10.3 or at law or equity, or otherwise) on account of any Accommodation made by it (other than Increased Costs paid to it) in excess of its rateable share of payments on account of such Accommodation; or

                  (b) (without regard to outstanding Increased Costs) any Lender shall at the time of acceleration of the Obligations have outstanding Obligations which are less than its rateable share of all outstanding Obligations;

                  then such Lender shall forthwith purchase from the other Lenders such participations in the Accommodations made by such other Lenders as shall be necessary to cause such purchasing Lender to share the excess payment or be owed the outstanding Obligations rateably with such other Lenders.

                  In the case of paragraph (a) of this section 12.1(2), if all or any portion of such excess payment is thereafter recovered from such purchasing Lender, such purchase from each other Lender shall be rescinded and each Lender shall repay to the purchasing Lender the purchase price to the extent of such recovery together with an amount equal to such other Lender's rateable share (according to the proportion that the amount such other Lender's required repayment bears to the total amount so recovered from the purchasing Lender) of any interest or other amount paid or payable by the purchasing Lender in respect of the total amount so recovered.

                  Any Lender purchasing a participation from another Lender pursuant to this section 12.1 may, to the fullest extent permitted by Law, exercise all its rights of payment (including the right of set-off) with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation.

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         (3)      Records. The Principal Outstanding and C$ Equivalent
                  Principal Outstanding under a Credit Facility, the unpaid interest accrued thereon, the interest rate or rates applicable to any unpaid principal amounts, the duration of such application, the date of acceptance or issue, Face Amount and maturity of all Bankers' Acceptances and Letters of Credit and the Commitments shall at all times be ascertained from the records of the Administration Agent, which shall be conclusive absent demonstrated error.

12.2     AMENDMENTS, ETC.

         (1) Amendments - General. Subject to section 12.2(2) and except as expressly contemplated by section 2.2(3), no amendment or waiver of any provision of this agreement or of any other Credit Facility Document, nor any consent to any departure by a Borrower or any affiliate herefrom or therefrom, shall in any event be effective unless the same shall be in writing and signed by the Majority Lenders (or by the Administration Agent on their authorization), and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

         (2)      Amendments - Unanimous. Except as expressly contemplated by section 2.2(3), no instrument shall, unless in writing and signed by all the Lenders (or by the Administration Agent on their authorization):

                  (a)      waive any of the conditions specified in Article 6;

                  (b) increase the Commitment of any Lender or subject any Lender to any additional obligation;

                  (c) change the principal of, or interest on, or discount rate applicable to any Accommodation or any fees hereunder;

                  (d) amend the Final Maturity Date for either Credit Facility or otherwise postpone any date fixed for any payment of principal of, or interest on, any Accommodation or any fees hereunder, or subordinate the Obligations or any portion thereof to any Debt;

                  (e) amend the terms of section 8.2(3) or this section 12.2, provided that any waiver of a breach of section 8.2(3) need only be approved under section 12.2(1);

                  (f)      amend the definition of "Majority Lenders"; or

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                  (g)      except as permitted by sections 2.3 or 8.2(2),
                           permit a change in a Borrower or an assignment or transfer of any of its rights or obligations under any Credit Facility Document.

         (3) Amendments - Administration Agent. No amendment, waiver or consent shall, unless in writing and approved by the Administration Agent in addition to the Majority Lenders, affect the rights or duties of the Administration Agent under any Credit Facility Document.

         (4) Credit Facilities. No amendment, waiver or consent shall, unless approved by the Majority Lenders under a Credit Facility, affect the rights or obligations of the Lenders under such Credit Facility if such rights or obligations are affected in a manner which is different from the rights and obligations of the Lenders under the other Credit Facility.

         (5) Fronting Lender. No amendment, waiver or consent shall, unless approved by the Fronting Lender, affect the rights or obligations of the Fronting Lender with respect to Letters of Credit.

         (6) Swingline Lender. No amendment, waiver or consent shall, unless approved by the Swingline Lender, affect the rights or obligations of the Swingline Lender with respect to Swingline Advances.

         (7) Other Approvals. For greater certainty, any approval of a person specifically required by any of sections 12.2(3) to
                  (6), inclusive, shall be in addition to any other approval required by this agreement.

12.3     NOTICES, ETC.

         (1) Notices. Any and all notices or other communications required or permitted pursuant to this agreement shall be in writing and shall be personally delivered by courier or telecopied to the addressee at the address referred to below, in which case such notice or other communication shall conclusively be deemed to have been given to the addressee thereof on the day upon which it was delivered or received by telecopy if delivered or received prior to the relevant time on such day (or on the next Business Day if received after the relevant time or if received on a day that is not a Business Day). For this purpose, the "RELEVANT TIME" shall be 1:00 pm (local time of the addressee) in the case of a Notice, and 3:00 pm (local time of the addressee) in all other cases. The addresses referred to above for the Borrowers and the Administration Agent are as follows, and in respect of the Lenders as set forth in schedule 1 annexed hereto:

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                  Borrowers
                  ---------

                  TELUS Corporation or TELUS Communications Inc.
                  555 Robson Street, Suite 3B
                  Vancouver, British Columbia
                  V6B 3K9

                  Attention:  Vice President and Treasurer

                  Telecopy No. (604) 899-9228

                  with a copy to:

                  TELUS Corporation
                  30th Floor, 10020 100th Street
                  Edmonton, Alberta
                  T5J 0N5

                  Attention: Senior Treasury Manager

                  Telecopy No. (780) 493-3612

                  Administration Agent
                  --------------------

                  The Toronto Dominion Bank
                  Investment Banking
                  77 King Street West
                  Royal Trust Tower, 18th Floor
                  Toronto Dominion Centre
                  Toronto, Ontario
                  M5K 1A2

                  Attention:  Vice President, Loan Syndications - Agency

                  Telecopy No.  (416) 982-5535

         (2) Change. Each party may change its address for service by written notice, given in the manner provided above, to the other parties and such change shall be effective upon the date the notice shall be deemed to be received.

         (3) Deliveries. All deliveries of financial statements and other documents to be made by the Borrowers to the Lenders hereunder shall be made by making delivery of such financial statements and documents to the Administration Agent (in sufficient copies for the Administration Agent

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                  and each Lender) to the address in section 12.3(1) or to
                  such other address as the Administration Agent may from time to time notify to the Borrowers. All such deliveries shall be effective only upon actual receipt.

         (4) Notice Irrevocable. Each Notice shall be irrevocable and binding on the relevant Borrower.

         (5) Reliance. The Administration Agent may act upon the basis of telephonic notice believed by it in good faith to be from a Borrower prior to receipt of a Notice. In the event of conflict between the Administration Agent's record of the applicable terms of any Accommodation and such Notice, the Administration Agent's record shall prevail, absent demonstrated error.

         (6) No Waiver; Remedies. No failure on the part of the Administration Agent or any of the Lenders to exercise, and no delay in exercising, any right under any Credit Facility Document shall operate as a waiver thereof, nor shall any single or partial exercise of any right under any Credit Facility Document preclude any other or further exercise thereof or the exercise of any other right. The remedies herein and therein provided are cumulative and not exclusive of any remedies provided by Law.

12.4 EXPENSES. The Borrowers shall pay to the Administration Agent, on its own account and on behalf of the Lenders, all reasonable costs and expenses (including all reasonable legal fees and disbursements on a full reimbursement basis) incurred by the Administration Agent in connection with this agreement, the other Credit Facility Documents and the Credit Facilities, including:

                  (a) the negotiation, preparation, printing, execution, delivery and interpretation, both prior and subsequent to the Closing Date, of the Summary of Terms and Conditions relating to the Credit Facilities, this agreement, any other Credit Facility Document and such confidential information memorandum prepared for prospective Lenders;

                  (b) the performance by the Administration Agent of its obligations and duties under any Credit Facility Document;

                  (c) the fees and expenses of consulting and other expert or professional services; provided that, prior to the occurrence of a Default or an Event of Default, the provider of such services has been approved by TELUS, which approval shall not be unreasonably withheld;

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                  (d)      advice of counsel with respect to the administration
                           of or other matters relating to the Credit
                           Facilities, any Credit Facility Document or any transaction contemplated thereunder;

                  (e) the enforcement of any Credit Facility Document or the enforcement or preservation of rights under, and the refinancing, renegotiation or restructuring (including negotiation of any so-called "workout" or similar transaction) of the Credit Facilities under, this agreement or any other Credit Facility Document or the bringing of any action, suit or proceeding with respect to the enforcement of any Credit Facility Document or any such right or seeking any remedy which may be available to the Administration Agent or the Lenders at law or in equity; and

                  (f) any amendments, waivers or consents requested by a Borrower pursuant to the provisions hereof or any other Credit Facility Document.


         Notwithstanding the foregoing, the Lenders will limit reimbursable legal fees and disbursements to one law firm in Canada, except pursuant to paragraph (e) following an Event of Default.

         The obligations of the Borrowers under this section 12.4 shall survive the payment and performance of the Obligations.

12.5     JUDGMENT CURRENCY.

         (1) Exchange Rate. If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder to the Administration Agent or a Lender in one currency (in this section 12.5, the "ORIGINAL CURRENCY") into another currency (in this section 12.5, the "JUDGMENT CURRENCY"), the parties agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures the Administration Agent or such Lender could purchase the Original Currency with the Judgment Currency on the Business Day preceding that on which final judgment is paid or satisfied.

         (2) Obligation. The obligations of a Borrower in respect of any sum due in the Original Currency from it to the Administration Agent or a Lender under any Credit Facility Document shall, notwithstanding any judgment in any Judgment Currency, be discharged only to the extent that, on the Business Day following receipt by the Administration Agent or such Lender of any sum adjudged to be so due in such Judgment Currency, the Administration Agent or such Lender may in accordance with normal

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                  banking procedures purchase the Original Currency with such
                  Judgment Currency. If the amount of the Original Currency so purchased is less than the sum originally due to the Administration Agent or such Lender in the Original Currency, such Borrower agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Administration Agent or such Lender against such loss and, if the amount of the Original Currency so purchased exceeds the sum originally due to the Administration Agent or such Lender in the Original Currency, the Administration Agent or such Lender agrees to remit such excess to such Borrower.

12.6     GOVERNING LAW.

         (1) Governing Law. This agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

         (2) Submission to Jurisdiction. Each party hereby irrevocably submits to the jurisdiction of the courts of British Columbia in any action or proceeding arising out of or relating to this agreement and hereby irrevocably agrees that all claims in respect of any such action or proceeding may be heard and determined in such courts. Each party hereby irrevocably waives, to the fullest extent it may effectively do so, the defence of an inconvenient forum to the maintenance of such action or proceeding. As an alternative to any other method of service permitted by applicable Law, each party also irrevocably consents to the service of any and all process in any such action or proceeding by the mailing of copies of such process to it at its address referred to in section 12.3 or at such other address as it may direct in accordance with section 12.3. Each party agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

         (3) Non-Exclusive. Nothing in this section 12.6 shall affect the right of any party to serve legal process in any other manner permitted by Law or affect the right of a party to bring any action or proceeding against another party or its property in the courts of other jurisdictions.

         (4) Trial by Jury. Each of the parties hereto, to the fullest extent permitted by Law, hereby waives its rights to a trial by jury.

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12.7     SUCCESSORS AND ASSIGNS.

         (1) Enurement. This agreement shall become effective when it shall have been executed by the parties and thereafter shall be binding upon and enure to the benefit of the parties and their respective successors and permitted assigns.

         (2) Assignment by the Borrowers. Neither Borrower shall have the right to assign its rights or obligations hereunder or any interest herein without the prior consent of all the Lenders, which consent may be withheld by the Lenders in their sole and absolute discretion; provided that the foregoing shall not prohibit a Permitted Merger by a Borrower or the replacement of TELUS by TCI as a Borrower under the 364-Day Facility pursuant to section 2.3.

         (3) Participation. A Lender may at any time sell to one or more other persons ("PARTICIPANTS") participating interests in all or any part of a Credit Facility. In the event of any such sale by a Lender of a participating interest to a Participant, such Lender's obligations under this agreement to the Borrowers shall remain unchanged, such Lender shall remain solely responsible for the performance thereof and the Borrowers shall continue to be obligated to such Lender in connection with such Lender's rights under this agreement. No Participant, unless such Participant is an affiliate of such Lender, or is itself a Lender, shall be entitled to require such Lender to take or refrain from taking any action hereunder or under any other Credit Facility Document, except that such Lender may agree with any Participant that such Lender will not, without such Participant's consent, take any actions of the type described in section 12.2(2) (c) or (d). The Borrowers agree that, if amounts outstanding under this agreement are due and unpaid, or shall have been declared to be or shall have become due and payable further to the occurrence of an Event of Default, each Participant that was disclosed to TELUS at the time of creation of the relevant participation shall be deemed to have the right of setoff, if any, in respect of its participating interests in amounts owing under this agreement to the same extent as if the amount of its participating interest were owing directly to it as such Lender under this agreement. The Borrowers also agree that each Participant shall be entitled to the benefits of section 9.5 with respect to its participation hereunder; provided that no Participant shall be entitled to receive any greater amount pursuant to such section, nor shall a Borrower as a result thereof be required to pay any greater amount, than such Lender would have been entitled to receive, or such Borrower would have been required to pay, in respect of the amount of the participation transferred by such Lender to such Participant had no such transfer occurred.

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                  Unless an Event of Default has occurred and is continuing, the sale of participating interests by a Lender hereunder shall be subject to the prior written consent of the Borrowers, which consent shall not be unreasonably withheld.

                  For the purposes of this agreement, the term "participation" shall not include any transaction or security commonly known as a credit default swap, credit-linked note or any similar credit derivative instrument.

         (4) Assignments. A Lender (an "ASSIGNOR") may at any time sell all or any part of its rights and obligations hereunder to one or more persons ("ASSIGNEES") in respect of an aggregate amount of Commitment exceeding C$10 million. Upon such sale, the Assignor shall, to the extent of such sale, be released from its obligations hereunder and each of the Assignees shall become a party hereto to the extent of the interest so purchased, having the rights of a Lender and the benefit of section 9.5. Any such sale by an Assignor shall not be effective unless and until (i) (unless such sale is to a Related Fund or an affiliate of the Assignor) the Assignor has paid to the Administration Agent an assignment fee in the amount of C$3,500, (ii) the Assignee has executed an instrument substantially in the form of schedule 5 annexed hereto whereby such Assignee has agreed to be bound by the terms hereof as a Lender and has agreed to specific Commitments under one or more of the Credit Facilities and a specific address and telefacsimile number for the purpose of notices as provided in section 12.3, and (iii) a copy of a fully executed copy of such instrument has been delivered to each of the Administration Agent and the Borrowers. Upon any such sale becoming effective, schedule 1 annexed hereto shall be deemed to be amended to include the Assignee as a Lender including the specific Commitments, Lending Office, address and telefacsimile number as aforesaid and the Commitments of the Assignor shall be deemed to be reduced by the amount of the Commitments assigned to the Assignee. No Lender (including an Assignee) shall, after an assignment made pursuant to this section 12.7(4), hold an amount of Commitment less than C$10 million unless such Lender has assigned the entire amount of its Commitments.

                  Unless an Event of Default has occurred and is continuing and except with respect to an assignment to an affiliate or a Related Fund, any assignment pursuant to this section 12.7(4) shall require the prior or concurrent written acknowledgement of the Administration Agent and the prior written consent of the Borrowers, neither of which will be unreasonably withheld.

                  In this section 12.7(4), "RELATED FUND" means, with respect to any Lender that is a fund, another fund that invests in loans that is managed by the same investment advisor as such Lender or by an affiliate of such Lender or such investment advisor.

         (5) Information. Each Borrower authorizes the Administration Agent and each Lender to disclose to any Participant or Assignee (each, a "TRANSFEREE") and any prospective Transferee and authorizes the Administration Agent and each Lender to disclose to any Lender any and all financial information in their possession concerning the Borrowers and their affiliates which has been delivered to them by or on behalf of the Borrowers pursuant to this agreement or which has been delivered to them by or on behalf of the Borrowers in connection with their credit evaluation prior to becoming a party to this agreement, so long as any such Transferee or prospective Transferee agrees to comply with section 12.9.

         (6) Restrictions on Participations and Assignments by Lenders. Notwithstanding anything to the contrary contained in section 12.7(3) or 12.7(4) or any other provision of this agreement, a Lender who is not a non-resident of Canada within the meaning of the Income Tax Act (Canada) shall not sell participating interests in all or any part of a Credit Facility to, or assign all or any part of its rights and obligations hereunder in respect of such Credit Facility to, any person who is a non-resident of Canada unless such person provides to the Borrowers such information with respect to such person as is reasonably necessary in order to permit the Borrowers to comply with any applicable Law, or any applicable guideline, official directive, request or direction (whether or not having the force of Law) of any Official Body, requiring the Borrowers to deduct or withhold any amount on account of Taxes or Excluded Taxes from or in respect of any payment made pursuant to this agreement to such person.

12.8 CONFLICT. In the event of a conflict between the provisions of this agreement and the provisions of any other Credit Facility Document, the provisions of this agreement shall prevail.

12.9 CONFIDENTIALITY. Information provided by the Borrowers hereunder will not be disclosed by the Administration Agent or any Lender or used by the Administration Agent or any Lender for any purpose other than evaluation, monitoring and review pursuant to this agreement; provided that such information may be disclosed:

                  (a) as contemplated by section 12.7(5) if such Participant or Assignee or prospective Transferee is advised such information is confidential and agrees to treat such information as confidential;

                  (b) to any director, officer or employee of the Administration Agent or such Lender or its subsidiaries involved with the Credit Facilities that otherwise has a need for such information; provided that same is treated in the same manner as other confidential information held by the Administration Agent or such Lender;

                  (c) to legal counsel, accountants and other consultants and professional advisors determined by the Administration Agent or such Lender to require such information for the purpose of assisting in or advising upon such evaluation, monitoring and review, if such persons are advised that such information is confidential to the Borrowers;

                  (d) pursuant to applicable Law or the request of any Official Body with which the Administration Agent or such Lender customarily complies;

                  (e)      to the extent that such information is public;

                  (f) to the extent that such information was previously known to the Administration Agent or such Lender through means other than the Borrowers, or was acquired from a third party not known to the Administration Agent or such Lender to be under a duty of confidentiality to the Borrowers or their relevant affiliate.

12.10 SEVERABILITY. The provisions of this agreement are intended to be severable. If any provision of this agreement shall be held invalid or unenforceable in whole or in part in any jurisdiction, such provision shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without in any manner affecting the validity or enforceability thereof in any other jurisdiction or the remaining provisions hereof in any jurisdiction.

12.11 PRIOR UNDERSTANDINGS. This agreement supersedes all prior understandings and agreements, whether written or oral, among the parties relating to the transactions provided for herein.

12.12    TIME OF ESSENCE.  Time shall be of the essence hereof.

12.13 COUNTERPARTS. This agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same instrument, and may be delivered by a party by facsimile or similar means of recorded communication.

IN WITNESS WHEREOF the parties have caused this agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.


                                           BORROWERS:
                                           ---------
                                           TELUS CORPORATION


                                           Per: /s/ Robert Gardner
                                                ------------------------------
                                                Authorized Signatory


                                           Per: /s/ Robert G. McFarlane
                                                ------------------------------
                                                Authorized Signatory


                                           TELUS COMMUNICATIONS INC.


                                           Per: /s/ Robert Gardner
                                                ------------------------------
                                                Authorized Signatory


                                           Per: /s/ Robert G. McFarlane
                                                ------------------------------
                                                Authorized Signatory


                                           ADMINISTRATION AGENT:
                                           --------------------
                                           THE TORONTO-DOMINION BANK


                                           Per: /s/ Joseph Cavanaugh
                                                ------------------------------
                                                Authorized Signatory


                                           LENDERS:
                                           -------
                                           THE TORONTO-DOMINION BANK


                                           Per: /s/ Grant Wice
                                                ------------------------------
                                                Authorized Signatory


                                           ROYAL BANK OF CANADA


                                           Per: /s/ Sandra Lokoff
                                                ------------------------------
                                                Authorized Signatory

                                           CANADIAN IMPERIAL BANK OF COMMERCE


                                           Per: /s/ Steve Nishimura
                                                /s/ Alex Tessier
                                                ------------------------------
                                                Authorized Signatory


                                           THE BANK OF NOVA SCOTIA


                                           Per: /s/ Dan Grouix
                                                /s/ Martin Stevenson
                                                ------------------------------
                                                Authorized Signatory


                                           BANK OF MONTREAL


                                           Per: /s/ Jerry Kaye
                                                ------------------------------
                                                Authorized Signatory


                                           JPMORGAN CHASE BANK, TORONTO BRANCH


                                           Per: /s/ Christine Chan
                                                ------------------------------
                                                Authorized Signatory


                                           CITIBANK, N.A. CANADIAN BRANCH


                                           Per: /s/ Daljeet Lamba
                                                ------------------------------
                                                Authorized Signatory


                                           NATIONAL BANK OF CANADA


                                           Per: /s/ Geoffrey Scott
                                                ------------------------------
                                                Authorized Signatory


                                           Per: /s/ Brian Smith
                                                ------------------------------
                                                Authorized Signatory


                                           SOCIETE GENERALE (CANADA)


                                           Per: /s/ Georges Benay
                                                /s/ Dominic Au-Yeung
                                                ------------------------------
                                                Authorized Signatory

                                           CONGRESS FINANCIAL CORPORATION
                                           (CANADA)


                                           Per: /s/ H. Rosenfeld
                                                ------------------------------
                                                Authorized Signatory


                                           BANK OF TOKYO-MITSUBISHI (CANADA)


                                           Per: /s/ Davis J. Stewart
                                                ------------------------------
                                                Authorized Signatory


                                           UNITED OVERSEAS BANK LIMITED


                                           Per: /s/ K. Jin Koh
                                                ------------------------------
                                                Authorized Signatory


                                           MIZUHO CORPORATE  BANK (CANADA)


                                           Per: /s/ Rob Mackinnon
                                                ------------------------------
                                                Authorized Signatory


                                           SUMITOMO MITSUI BANKING CORPORATION
                                           OF CANADA


                                           Per: /s/ Elwood Langley
                                                ------------------------------
                                                Authorized Signatory


                                           HSBC BANK CANADA


                                           Per: /s/ Judi C. Wood
                                                ------------------------------
                                                Authorized Signatory


                                           BNP PARIBAS (CANADA)


                                           Per: /s/ Don R. Lee
                                                /s/ Andrew Sclater
                                                ------------------------------
                                                Authorized Signatory

                                           CAISSE CENTRALE DESJARDINS


                                           Per: /s/ Andre Roy
                                                /s/ Francine Champoux
                                                ------------------------------
                                                Authorized Signatory


                                           BANK OF CHINA (CANADA)


                                           Per: /s/ Lan Li
                                                /s/ Dashu Zhu
                                                ------------------------------
                                                Authorized Signatory

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2004
                                   TELUS CORPORATION


                                   By:  /s/ Audrey T. Ho
                                       -------------------------------------
                                       Name:  Audrey T. Ho
                                       Title: Vice President, Legal Services
                                              and General Counsel